

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

July 2, 2003


03024372

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA


SUPPL

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), please find attached the documents as outlined in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Peter Lee
Chief Financial Officer

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

Schedule A

	Document (Attached)	Requirement	Timing
1.	Management Information Circular date of filing: June 20, 2003	Required to be filed on SEDAR pursuant to OSA s. 81(1) & OSA reg. 180 and sent to shareholders pursuant to OBCA s. 96(6).	To be filed on SEDAR concurrently with sending to shareholders. To be sent to shareholders not less than 21 days prior to the meeting date.
2.	Form of Proxy: June 2003 date of filing: June 20, 2003	Required to be filed with SEDAR pursuant to OSA reg. 180 and sent to shareholders pursuant to OBCA s. 96(6).	To be filed on SEDAR concurrently with sending to shareholders. To be sent to shareholders not less than 21 days prior to the meeting date.
3.	Notice of Annual Meeting of Shareholders July 31, 2003 date of filing: June 20, 2003	Sent to shareholders pursuant to OBCA, sec. 96.	Sent to shareholders not less than 21 days or more than 50 days before the meeting.
4.	Supplemental Mailing Request Form dated June 2003 date of filing: June 20, 2003	Sent to shareholders pursuant to National Instrument 54-101 re "Communication with Beneficial Owners of Securities of a Reporting Issuer"	To be filed on SEDAR concurrently with the sending to shareholders of year end proxy related materials.
5.	Management's Discussion & Analysis: for fiscal year ended March 31, 2003 compared with the year ended March 31, 2002 date of filing: May 20, 2003	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 3, 3.1.	To be filed on SEDAR and sent to shareholders concurrently with the filing of annual financial statements.
6.	Audited Annual Consolidated financial statements for fiscal year ended March 31, 2003 compared with the year ended March 31, 2002 date of filing: May 20, 2003	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 78 & 79.	To be filed on SEDAR and sent to shareholders within 140 days from the end of the last financial year.
7.	Press Release regarding Fiscal 2003 annual audited results date of filing: May 20, 2003	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
8.	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for the financial year ending March 31, 2003 date of filing: May 20, 2003	Required to be filed on SEDAR pursuant to OSC Rule 13-502	To be SEDAR filed with accompanying participation fee no later than the date on which the issuer's annual financial statements are required to be filed.
9.	Annual Information Form: In respect of the fiscal year ended March 31, 2003 date of filing: June 27, 2003	Required to be filed on SEDAR pursuant to OSC Rule 51-501, Part 2, 2.1.	To be filed on SEDAR for each financial year within 140 days of the end of the financial year.
10.	Annual Report for fiscal year ended March 31, 2003 date of filing: June 27, 2003	n/a	Filed on SEDAR and sent to shareholders within 140 days from the end of its last fiscal year.
11.	Press Release regarding new business for Hip Games publishing division date of filing: June 24, 2003	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.


03 JUL -8 7:21



MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by the Management of HIP INTERACTIVE CORP. (the "Corporation" or "Hip") for use at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario, on Thursday, July 31, 2003 at the hour of 4:30 p.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing notice of meeting. This solicitation is made by the Management of the Corporation. It is expected that the solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, email or facsimile by directors, officers and employees of the Corporation or by such agents as the Corporation may appoint. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of June 11, 2003.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation and have consented to act as proxy for the shareholders who so appoint them. **A shareholder desiring to appoint another representative may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the registered office of the Corporation or the principal office of Equity Transfer Services Inc. in Toronto, Ontario by 5:00 p.m. (Toronto time) on Tuesday, July 29, 2003, or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.**

The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder's name shall be voted, or withheld from voting, in respect of the election of directors, the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

On any ballot that may be called for, the shares represented by proxies in favour of Management nominees will be voted or withheld from voting in respect of the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of the auditors and the change of the registered office of the Corporation.

In respect of proxies on which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of the auditors, or for or against the Change of Registered Office Resolution (as defined herein) the shares represented by proxies in favour of Management nominees will be voted for the election of the directors listed hereafter, the appointment of auditors named herein and the authorization of the directors to fix the remuneration of the auditors.

The form of proxy confers discretionary authority on the proxy nominee with respect to amendments or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Management knows of no such amendments, variations or matters. However, if any such amendment, variation or matter should properly come before the Meeting, the shares represented by proxies in favour of the Management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer thereof duly authorized.

Where shares are held in joint or common ownership of any kind, the signature of each owner is required on the form of revocation. A form of revocation must be deposited either at the registered office of the Corporation or the principal office of Equity Transfer Services Inc. in Toronto, Ontario at any time not later than 5:00 p.m. (Toronto time) on Tuesday, July 29, 2003, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The section applies to beneficial holders of Hip common shares only. The information set forth in this section is of significant importance to many holders of Hip common shares, as a number of Hip shareholders do not hold Hip common shares in their own names. Hip shareholders who do not hold their Hip common shares in their own name (referred to herein as "Non-Registered Holders") should note that only Hip shareholders shown as holder of Hip common shares on the books or records of Hip or Hip's transfer agent, Equip Transfer Services Inc. (each referred to herein as "Registered Shareholder"), or the persons they appoint as their proxies are recognized and permitted to act and vote at the Hip Meeting. If Hip common shares are listed in an account statement provided to an Hip shareholder by a broker, then, in almost all cases, those Hip common shares will not be registered in the Hip shareholder's name on the records of Hip or Hip's transfer agent. In many cases, such Hip common shares beneficially owned by a Non-Registered Holder are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Hip common shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Hip common shares held by an Intermediary or its agent or nominee can only be voted (for or against resolutions) upon the instructions of the Non-Registered Holder. In Canada, without specific instructions, an Intermediary or its agent or nominee is prohibited from voting shares for the Intermediary's clients. Therefore, Non-Registered Holders should ensure that instructions respecting the voting of their Hip common shares are communicated to the appropriate person or that the Hip common shares are duly registered in their names. If a Non-Registered Holder so requests, and provides an Intermediary or its agent or nominee with appropriate documentation, the Intermediary, agent or nominee must appoint the Non-Registered Holder or a nominee of the Non-Registered Holder as proxyholder.

In accordance with the requirements of applicable Canadian regulatory policies, including without limitation, National Instrument 54-101 of the CSA, the Corporation has distributed copies of the Notice, this Circular and the forms of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries are also required to seek voting instructions from Non-Registered Holders in advance of a shareholders' meeting. Very often, Intermediaries will use service companies such as the ADP Investors Communications ("ADP") to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy needs not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Hip's transfer agent, Equity Transfer Services Inc., at the latter's Proxy Department at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Holders and asks them to return those proxy forms to ADP. ADP then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of shares to be represented at the Hip Meeting. A Non-Registered Holder receiving a proxy with an ADP sticker on it cannot use it to vote common shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Hip common shares voted.

In any case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Hip common shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a votin g instruction form, follow the corresponding instructions on the form. In any case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote.

VOTING SHARES AND PRINCIPAL HOLDER THEREOF

As of June 11, 2003, 56,541,370 common shares were issued and outstanding. Each common share carries one vote in respect of each matter to be voted upon at the Meeting.

Only holders of common shares of record at the close of business on June 11, 2003 will be entitled to vote at the Meeting except to the extent that a holder of record has transferred shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no shareholder beneficially owns or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation.

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Election of Directors

The shareholders of the Corporation will be asked to elect seven (7) directors for the ensuing year. The present term of office of each director of the Corporation will expire immediately prior to the election of directors at the Meeting. Each person whose name follows is proposed to be elected as a director of the Corporation to serve until the next annual meeting of shareholders or until his successor is elected or appointed. Unless the authority to do so is withheld, proxies in favour of Management will be voted for the election of such proposed nominees as directors. If any of the proposed nominees should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion unless the shareholder has specified in the proxy that the shares are to be withheld from voting in the election of directors.

Name	Present Principal Occupation and Position with the Corporation	Director since	Common Shares of the Corporation beneficially Owned or over which control or direction is Exercised(3)
JOSEPH H. WRIGHT(1)(2) Toronto, Ontario	Corporate Director & Chairman of Hip Interactive Corp.	August 2002	24,000
PETER J. COOPER(1)(2) Toronto, Ontario	Corporate Director	October 2002	20,000
THOMAS A. FENTON Mississauga, Ontario	Partner, Aird & Berlis LLP (Barristers and Solicitors)	December 1999	28,750
CHRISTOPHER GILBERT(2) San Francisco, California	Executive Vice-President, Sega of America Dreamcast Inc.	October 2002	Nil
RICHARD B. GROGAN(1) Sarnia, Ontario	Corporate Director	August 2002	20,000
MARK RIDER Toronto, Ontario	Chief Executive Officer, The Rider Group Inc.	September 2000	879,854
ARINDRA SINGH Toronto, Ontario	President & Chief Executive Officer, Hip Interactive Corp.	August 2002	311,500

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance & Compensation Committee.
(3) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the nominees.

The Corporation does not have an Executive Committee of its Board.

The above named nominees, other than Messrs. Cooper and Gilbert, are directors who were elected to their present term of office by a vote of shareholders at the 2002 Annual Meeting of Shareholders of the Corporation.

Mr. Cooper was appointed to the Board of Directors of the Corporation on October 18, 2002. He is currently Chairman of Cedara Software Corp. (a position to which he was appointed September 12, 2002), serves on boards of other public and private companies and at the Harvard Business School, and advises investors and boards on corporate development issues. From 2000 to 2002, he was President of Chapters.Indigo Online. From 1997 to 2000, Mr. Cooper was a Partner with Pratzer & Partners Inc., consultants in executive search and human capital development. From 1984 to 1997 he practiced as a management consultant in strategy, organization and human capital development, first as co-founder of Paradigm Consulting and later through his own firm, P.J. Cooper & Company, Inc.

Mr. Gilbert was appointed to the Board of Directors of the Corporation on October 18, 2002. Since April 2000, Mr. Gilbert has been the Executive Vice-President of Sales, Marketing & Operations of Sega of America, Inc., the U.S. arm of Tokyo-based SEGA Corporation, recognized as a worldwide leader in interactive entertainment. Prior thereto, from 1998 to 2000, he was the Senior Vice-President of Sales for Sega of America, Inc. From 1992 to 1998, Mr. Gilbert was employed by Altec Lansing Technologies, a leading manufacturer and marketer of computer and home entertainment sound systems, as the Vice-President of Sales for the Multimedia Division and then as the Senior Vice-President of Sales and Marketing.

Appointment of Auditors and Authorization of the Directors to Fix the Auditors' Remuneration

PricewaterhouseCoopers LLP were first appointed auditors of the Corporation on February 1, 2001. It is intended that the shares represented by proxies in favour of Management nominees will be voted in favour of the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the authorization of the directors to fix the auditors' remuneration unless the shareholder has specified in the proxy that the shares are to be withheld from voting in respect of the appointment of auditors and such authorization of the directors.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years in respect of the Chief Executive Officer of the Corporation and each of the other four most highly compensated executive officers of the Corporation and its subsidiaries (the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[5] ($)**	**Securities Under Options Granted (#)**	**LTIP Payouts**	**All Other Compensation (#)**
ARINDRA SINGH [1]	2003	$68,654	$240,000[6]	$300,000[1]	1,320,000	nil	nil
President & Chief Executive Officer	2002	$154,166	nil	nil	365,000	nil	nil
Hip Interactive Corp.	2001[4]	nil	nil	nil	nil	nil	nil
PETER YOUNG	2003	$137,308	$160,864[7]	$2,354	nil	nil	nil
Executive Vice-President, PC Games,	2002	$105,625	$10,000	nil	70,000	nil	nil
Hip Interactive Inc.	2001[4]	$75,000	nil	nil	nil	nil	nil
OLIVER BOCK	2003	$198,461	$130,000[8]	$12,000	nil	nil	nil
Executive Vice-President Sales,	2002	$203,846	$25,000	$12,000	70,000	nil	nil
Video Games, Hip Interactive Inc.	2001[4]	$107,692[3]	$50,000	$7,000	100,000	nil	nil
JATINDER (JACK) LAMBA	2003	$198,461	$80,000[9]	$18,200	nil	nil	nil
Executive Vice-President Purchasing,	2002	$203,846	nil	$18,200	70,000	nil	nil
Video Games, Hip Interactive Inc.	2001[4]	$204,615[2]	$50,000	nil	120,000	nil	nil
PREET (SANJAY) SINGH	2003	$198,461	$80,000[9]	$18,200	nil	nil	nil
Executive Vice-President Admin.,	2002	$203,846	nil	$18,200	70,000	nil	nil
Video Games, Hip Interactive Inc.	2001[4]	$206,384[2]	$50,000	nil	120,000	nil	nil

(1) Mr. Singh was appointed President and Chief Executive Officer of the Corporation on October 11, 2001. Mr. Singh is remunerated pursuant to an employment agreement dated October 10, 2001 which requires the Corporation to pay Mr. Singh $70,000 per annum. In addition, Mr. Singh is remunerated, indirectly, through his personal consulting services company, Michbray Corporation. Under a consulting agreement dated October 10, 2001, Michbray is entitled to compensation of $300,000 annually. Prior to Mr. Singh's appointment as Chief Executive Officer, Mr. Morey Chaplick was the Chief Executive Officer of the Corporation from December 9, 1999 to October 10, 2001 and Mr. David Hill was the President of the Corporation from December 9, 1999 to October 10, 2001.

(2) Indicates amount earned by such individual for the period March 24, 2000 (the date SJS Group was acquired) to March 31, 2001.

(3) Indicates amount earned by such individual for the period September 1, 2000 to March 31, 2001.

(4) In fiscal 2000, the Corporation changed its fiscal year end from December 31 to March 31.

(5) The value of perquisites and personal benefits received by each Named Executive Officer was less than $50,000 and 10% of the total of his or her annual salary and bonus.

(6) Of this amount, $120,000 is payable in deferred share units.

(7) Of this amount, 50% is payable in the form of deferred share units at the option of the Executive.

(8) Of this amount, $30,000 is payable in deferred share units.

(9) Of this amount, $28,000 is payable in deferred share units.

STOCK OPTION PLAN

The Corporation has established, and the shareholders of the Corporation have approved, a stock option plan (the "Plan") as an incentive for directors, officers, employees and consultants of the Corporation and its subsidiaries. The Plan provides that options may be granted to such directors, officers, employees and consultants designated by the Board of Directors, or a committee thereof, to purchase common shares at a price per share equal to the five-day weighted average closing price for the common shares calculated with reference to the five trading days immediately preceding the date of grant. Options under the Plan are non-transferrable except in the event of an optionee's death. Any options granted under the Plan are exercisable for terms not exceeding ten years.

A total of 8,000,000 common shares are currently reserved for issuance under the Plan. The Plan also provides that the issue of options under such Plan together with any other share compensation arrangements issued by the Corporation, may not result, at any time, in: (a) the number of shares reserved for issuance under stock options granted to related persons exceeding 10% of the issued and outstanding common shares of the Corporation; (b) the issuance to related persons, within a twelve-month period, of a number of shares exceeding 10% of the issued and outstanding common shares of the Corporation; (c) the number of shares reserved for issuance under stock options granted to any one related person and the related person's associates exceeding 5% of the issued and outstanding common shares of the Corporation; or (d) the issuance to any one related person and the related person's associates, within a twelve month period, of a number of shares exceeding 5% of the issued and outstanding common shares of the Corporation. A related person is defined to mean: (i) a director or senior officer of the Corporation, or (ii) an associate of a director or senior officer of the Corporation. Commencing May 29, 2002, all option grants under the Plan require approval of the Corporate Governance & Compensation Committee.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth all grants of stock options to the Named Executive Officers of the Corporation under the Corporation's Stock Option Plan during the 12-month financial year ended March 31, 2003.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Arindra Singh	500,000	30.42%	$0.64	$0.64	April 11, 2007
	670,000		$0.69	$0.69	May 29, 2007
	150,000		$0.58	$0.58	July 31, 2007
Peter Young	nil	0.0%	$0.00	$0.00	n/a
Oliver Bock	nil	0.0%	$0.00	$0.00	n/a
Jack Lamba	nil	0.0%	$0.00	$0.00	n/a
Sanjay Singh	nil	0.0%	$0.00	$0.00	n/a

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR END

The following table sets forth information concerning the exercise of options during the 12-month year ended March 31, 2002, and the value at March 31, 2002 of unexercised in-the-money options held by the Named Executive Officers of the Corporation. No Stock Appreciation Rights ("SARs") are outstanding:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End [1] Exercisable/Unexercisable
Arindra Singh	nil	nil	573,332/946,668	$167,433/$328,867
Peter Young	nil	nil	96,666/23,334	$8,033/$3,266
Oliver Bock	nil	nil	146,666/23,334	$15,866/$7,934
Jack Lamba	nil	nil	166,666/23,334	$15,866/$7,934
Sanjay Singh	nil	nil	166,666/23,334	$15,866/$7,934

(1) Based on the closing price of the common shares on the TSX on March 31, 2003 of $1.03 per share.

EMPLOYMENT AGREEMENTS

Each of the Named Executive Officers (other than Peter Young) has entered into an employment agreement with the Corporation and/or one of its affiliates. Each Named Executive Officer who is a party to written employment agreement has agreed to a confidentiality clause and a non-solicitation clause. In addition, such individuals have agreed not to, directly or indirectly, compete with the business of the Corporation (or the affiliated company's business, as the case may be) during his employment. Each of the agreements may be terminated at any time for just cause.

Upon termination of the employment of Mr. Arindra Singh, without cause, such individual is entitled to payment of salary and benefits until October 31, 2004. Upon termination of the employment of Mr. Oliver Bock, without cause, such individual is entitled to payment of salary, benefits and pro-rated bonuses until September 1, 2003. Upon termination of the employment of Mr. Sanjay Singh and Mr. Jack Lamba, without cause, such individuals are entitled to payment of salary and benefits until March 31, 2004.

REPORT ON EXECUTIVE COMPENSATION

Joseph Wright (Chair), Thomas Fenton, Christopher Gilbert and Mark Rider constituted the Corporate Governance & Compensation Committee ("Committee") of the Corporation during the year ended March 31, 2003. In order to ensure that the Corporate Governance & Compensation Committee is independent of management and the Company, Thomas Fenton and Mark Rider each resigned from the Committee on June 10, 2003. Consequently, as of June 10, 2003, such Committee is comprised of Joseph Wright (Chair), Peter Cooper and Christopher Gilbert, all unrelated directors of the Corporation. The Committee is charged with, among other things, the responsibility to review, recommend and administer the compensation policies in respect of the Corporation's executive officers. The Committee's recommendations as to base salary, annual bonus levels and grants are submitted to the Board of Directors for approval. The Committee held two meetings during the 12-month period ended March 31, 2003.

The Corporation's executive compensation policies are designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executive officers as well as align the compensation level of each executive to that executive's level of responsibility. In 2002, the Corporation retained an outside executive compensation consultant to assist the Corporation in surveying the compensation packages payable to senior executives at comparable companies in order to design a competitive compensation package for Hip's senior executives.

The major elements of the Corporation's executive compensation program are base salary, a short-term incentive in the form of an annual cash bonus and a long-term incentive in the form of options to purchase shares of the Corporation. The annual bonus recognizes corporate performance on an annual basis and is based, in part, on an evaluation of the executive's contribution to the Corporation's performance and stock options which directly relate a substantial portion of the executive's long-term compensation to share price appreciation realized by the Corporation's shareholders. The Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both the short-term and long-term interests of shareholders.

Base Salary: Base salary levels for the executive officers are established annually in the context of total compensation and by reference to the range of salaries paid generally by Canadian industrial corporations. Executive salaries are reviewed annually by the Committee.

Annual Cash Bonus: Executives of the Corporation participate in a short-term incentive plan that provides for annual cash bonuses. The amount of each bonus is determined by way of an annual assessment of corporate and personal performance. The corporate performance component of the short-term incentive plan is determined with reference to the financial performance of the Corporation relative to the annual business plan approved by the Board of Directors. Individual performance is assessed against specific goals and targets set annually in respect of each executive. A component of any annual cash bonus payable to Executives of the Corporation may be allocated in Deferred Share Units (DSUs), which vest over a three-year period and can only be redeemed by the Executive when the Executive ceases to be an employee of the Corporation. The number of DSUs granted to an eligible Executive is determined by dividing the dollar amount of the eligible award by the five-day average closing price of the Corporation's commons shares immediately prior to the date of grant of the DSUs. The value of any DSUs is directly tied to the value of the Corporation's common shares.

Stock Options: Long-term incentives include grants of options under the Corporation's Stock Option Plan, the purpose of which is to encourage key employees to maximize shareholder value. Options are generally exercisable for five years from the date of the option grant and vest one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.

Compensation of Chief Executive Officer

Background: Arindra Singh first became a consultant to Hip in June of 2001 after being retained by the then Chief Executive Officer of the Corporation, with the consent of the Board, to provide certain turn-around consulting services due to the fact that Hip was experiencing financial and operational difficulties at that time.

After approximately four months of consulting services, it became apparent to Management and the Board that Mr. Singh had a unique skill set which was worthy of securing on a full time basis. Accordingly, in October of 2001, Mr. Singh was formally appointed as Hip's President & Chief Executive Officer. His appointment was finalized at that time but it was also agreed that the Corporation should hire an outside consultant to determine a competitive salary package for Mr. Singh, especially in light of the financial and other challenges facing Hip. In July of 2002, the Corporation received a report of an outside executive compensation consultant which provided the Compensation Committee guidance with respect to structuring Mr. Singh's executive compensation. Such report was based, in part, on findings of CEO's employed by publicly traded companies with annual revenues similar to those of Hip. The report indicated, in summary, that Mr. Singh's cash compensation fell below the medium level paid to comparable executives due primarily to the lack of any cash incentive payment as an incentive to Mr. Singh.

As a result of the circumstances facing Hip prior to and at the time of Mr. Singh's appointment as President & Chief Executive Officer as well as the receipt of the outside consultant's report, the Compensation Committee has determined to compensate Mr. Singh based on three components: salary, annual cash incentives and equity incentives. The Committee has aimed to ensure that his compensation is balanced among these three components.

Fiscal 2003 Compensation: Mr. Singh's salary in fiscal 2003 was $70,000 and, in additional, $300,000 was paid to his consulting company, Michbray Corporation, pursuant to a written agreement. He received an annual bonus award of $240,000 for fiscal 2003 (fiscal 2002 – Nil) based on the significant turn-around financial performance of Hip. Of such bonus, $120,000 was payable in cash while $120,000 was allocated in the form of DSUs. Under Mr. Singh's employment/consulting arrangements, until such time as Mr. Singh has a stock ownership position in Hip of at least $740,000, Mr. Singh is required to take one-half of any bonus payable to him in DSUs vesting over a three year period. In addition, during fiscal 2003 and in order to incentify Mr. Singh in light of the challenges facing the Company, Mr. Singh was granted a total of 1,320,000 options under the Corporation's Stock Option Plan as an additional incentive to achieve long-term success for the Corporation.

Presented by the Compensation Committee:
Joseph Wright (Chairman)
Thomas A. Fenton
Christopher Gilbert
Mark Rider

CORPORATE GOVERNANCE

The Board of Directors and Management of the Corporation acknowledge the importance of good corporate governance practices in the proper conduct of the affairs of the Corporation. Disclosure concerning the Corporation's corporate governance practices is set out in Schedule A to this Circular. This disclosure statement has been prepared by the Corporation and has been approved by the Board of Directors.

PERFORMANCE GRAPH

The following graph shows, since May 3, 2000, the value of $100 (assuming reinvestment of dividends) invested in: (1) the Corporation's common shares; and (2) The Toronto Stock Exchange's ("TSX") S&P/TSX Composite Index, as of June 11, 2003. The Corporation's common shares became listed and posted for trading on the TSX on May 3, 2000.

Cumulative Total Return on $100 Investment
Hip Interactive Corp. Common Shares and the S&P/TSX Composite Index
from May 3, 2000 to June 11, 2003



$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
3-May-00
29-Dec-00
30-Mar-01
1-Apr-02
31-Mar-03
11-Jun-03
HP-T
S&P/TSX Composite - GICS

	May 3, 2000	December 31, 2000	March 31, 2001	April 1, 2002	March 31, 2003	June 11, 2003
Hip Interactive (HP-T)	$100.00	$42.17	$34.78	$28.26	$44.78	$74.35
S&P / TSX Composite	$100.00	$95.16	$90.29	$104.29	$70.77	$83.01

COMPENSATION OF DIRECTORS

Each outside director receives, on appointment to the Board, 50,000 options under the Corporation's Stock Option Plan. Effective November 4, 2002, all outside directors of the Corporation are entitled to annual retainer and attendance fees on the following basis: (i) an annual retainer of $10,000, (ii) $5,000 for the Chairman of the Board, (iii) $1,500 for each Committee Chairman and (iv) $750 for each Board and Committee meeting attended ($500 if attended by telephone), together with reimbursement of their out-of-pocket expenses. In addition, all outside directors are granted, under the Corporation's Stock Option Plan, an annual option grant in respect of 25,000 options on the day of the Corporation's annual shareholders meeting. For the year ended March 31, 2003, outside directors of the Corporation were paid $47,184 ($62,500 – 2002) in cash or common share equivalent.

In order to align the interest of directors with those of shareholders, commencing April 1, 2003, directors can elect annually to take all or a portion of their annual retainer(s) in the form of DSUs. If a director elects to receive DSUs, deferred share units, each representing the value of the common shares, are credited to the director's account each quarter based on the market value of a Hip common share. DSUs are paid to the director following termination of Board service.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation. The premium paid by the Corporation for such insurance was $61,067, including provincial sales tax. The insurance coverage obtained under the policy is $10,000,000 in respect of any one incident, subject to a $50,000 deductible.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Corporation and no proposed nominee for election as a director of the Corporation, or any of their associates is, or has been since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As disclosed above, Mr. Thomas A. Fenton is a partner of the law firm of Aird & Berlis LLP. During the fiscal year ended March 31, 2003, Aird & Berlis LLP invoiced the sum of $263,875 ($253,950 – 2002) in legal fees to the Corporation and its subsidiaries. During the fiscal year ended March 31, 2003, the Corporation advanced $120,000 ($400,000 – 2002; nil – 2001) to The Putting Edge Corporation ("Putting Edge"), a company which is fifty percent owned by Mark Rider, a director of the Corporation. Putting Edge operates indoor mini-golf courses located throughout North America. Pursuant to an agreement dated May 15, 2001, Hip Coin Inc., a wholly owned subsidiary of the Corporation, agreed to place its arcade equipment at Putting Edge locations and is entitled to 50% of the revenues earned on those machines. Hip Coin has also agreed to lend Putting Edge $40,000 for each new location opened to a maximum of 25 locations, of which 15 locations have been opened to date. The loans bear interest at 10% per annum and are repayable in monthly installments over a 30-month term. Putting Edge continues to pay its installments on time and, to date, the arrangement has been profitable for Hip Coin. As of March 31, 2003, the total amount receivable from Putting Edge was $270,000.

GENERAL

Management knows of no matters to come before the meeting other than the business referred to in the notice of meeting. However, if any other matters should be properly brought before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

CERTIFICATE

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

Toronto, Ontario
June 11, 2003

Arindra Singh
President & Chief Executive Officer

SCHEDULE A

CORPORATE GOVERNANCE GUIDELINES

1. *The board of directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:*

(a) adoption of a strategic planning process

The board of directors of the Corporation (the ''Board'') provides input and guidance on and reviews and approves the strategic planning and business objectives developed by senior management of the Corporation and oversees management's implementation of the strategic plan.

(b) identification of principal risks and implementing risk-management systems

The Board considers on an ongoing basis the principal risks of the Corporation's business. In addition, the Audit Committee through reviewing the activities and findings of the Corporation's external auditors, is aware of the principal risks to the Corporation's businesses and reports thereon to the Board on a regular basis.

(c) succession planning and monitoring senior management

The Board is responsible for the assessment of the performance of, and the development of a succession plan for Mr. Arindra Singh, the President & Chief Executive Officer of the Corporation, who is in turn charged with those same responsibilities for the balance of the Corporation's senior management team.

The Board believes that its relationship with management in supervising the management of the business affairs of the Corporation is appropriate and desirable at this point in the Corporation's existence. As discussed below, the Board and the Corporate Governance & Compensation Committee monitors management's performance and recommend modifications where appropriate.

(d) communications policy

The Board is committed to maintaining an effective communications policy for the benefit of all shareholders. In addition to its timely and continuous disclosure obligations under applicable law, the Corporation relies on its Director of Corporate Communications, Jennifer Lee, to coordinate these activities under the direct supervision of the President & Chief Executive Officer. The Corporation believes that this procedure is currently appropriate based upon the size of the Corporation and the current number of shareholders. Furthermore, the Corporation has implemented a formal Corporate Communications Policy in order to re-enforce its policy of providing full, true and plain public disclosure, on a non-selective basis, of all material information in a timely manner in order to keep shareholders and the investing public informed about the Corporation's operations.

(e) integrity of internal control and management information systems

The Audit Committee reviews with management and the Corporation's external auditors, PricewaterhouseCoopers LLP, the ongoing sufficiency and integrity of the Corporation's internal control, financial reporting and management information systems. To this end, in fiscal 2003, the Corporation completed the installation of a company-wide Enterprise Resource Planning System (ERP), which is designed to, among other things, provide an integrated system for inventory control and warehouse management.

2. *The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. For the purposes of the TSX Report, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.*

At the Corporation's annual general meeting held on August 22, 2002, the Corporation made several changes to the composition of its Board. Specifically, at such meeting, the Corporation elected three new directors, being Messrs. Arindra Singh, Joseph H. Wright and Richard B. Grogan and four incumbent directors agreed not to stand for re-election. Subsequent to such annual general meeting, on October 18, 2002, Mr. Peter Cooper was elected to the Board upon the resignation of Mr. Sanjay Singh as a Board member. In addition, on the same date, Mr. Christopher Gilbert was elected to the Board. As a result of these changes, the Corporation now has a board of seven directors, only one of which is an "inside" director (being Mr. Arindra Singh) and six of which are "outside" directors. In addition, of the seven directors, three (being Messrs. A. Singh, Rider and Fenton) are "related" directors and four (being Messrs. Gilbert, Grogan, Cooper and Wright) are "unrelated" directors.

3. *Disclose for each director whether he or she is related to the corporation or any significant shareholder of the corporation, and how that conclusion was reached.*

The Board reviews the factual circumstances and relevant relationships of each of the directors. One of the proposed directors, Thomas A. Fenton is a partner with the law firm of Aird & Berlis LLP, which provides legal services to the Corporation and its subsidiary companies. Accordingly, Mr. Fenton is considered to be a "related" director. Mr. Arindra Singh, the President & Chief Executive Officer of the Corporation, is considered a "related" director as he is a part of management. Finally, Mr. Mark Rider is considered a "related" director due to the fact that he is a co-owner of The Putting Edge, a company with whom Hip's operating subsidiary, Hip Coin Inc., has contracts in place. Four of the Corporation's proposed directors (being Messrs. Wright, Grogan, Gilbert and Cooper) are considered "unrelated" directors and these individuals bring unique experience to the Board, which Management believes is an important factor to the success and growth of the Corporation.

The Corporation does not have a "significant shareholder", who the TSX Report defines as a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

4. *Appoint a committee comprised exclusively of non-management directors, a majority of whom are unrelated directors, responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis.*

The Corporate Governance & Compensation Committee has assumed the role for proposing new nominees to the Board and for assessing directors on an ongoing basis. The Committee is comprised exclusively of non-management directors and, for fiscal 2003, the Committee was comprised of an equal number of unrelated directors and an equal number of related directors. Effective June 10, 2003, such Committee is comprised of Joseph Wright (Chair), Peter Cooper and Christopher Gilbert, all unrelated directors of the Corporation.

5. *Implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*

The Corporate Governance & Compensation Committee annually reviews the membership of the Board, and makes such recommendations to the Board arising out of such review as the Committee deems appropriate.

6. *Provide an orientation and education program for new recruits to the board.*

   The Corporation provides appropriate documentation and presentations as is required for new director's orientation.

7. *Examine the size of the board of directors with a view to determining the impact of the number of directors upon effectiveness.*

   As of the date of the Management Information Circular, the Board is composed of seven members. The Board has reviewed its size and has concluded that the number of directors of the Corporation is efficient and effective, given the size and scope of the Corporation's operations.

8. *Review the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.*

   The Corporate Governance & Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation's Board and officers. Such Committee is of the view that the compensation paid to the directors is adequate and comparable to the remuneration paid to board members of similarly sized companies.

9. *Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.*

   The Board has two committees: the Audit Committee and the Corporate Governance & Compensation Committee. The Audit Committee consist of three "outside" directors, none of whom is a "related" director. For fiscal 2003, the Corporate Governance & Compensation Committee consisted of four "outside" directors, two of whom were "related" directors (Fenton and Rider) and two of whom were "unrelated" directors (Wright and Gilbert). Effective June 10, 2003, the Corporate Governance & Compensation Committee consists of three directors (Wright, Gilbert and Cooper), all of whom are "unrelated" directors.

10. *Each board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.*

    The Board of Directors of the Corporation has established a Corporate Governance & Compensation Committee. The Committee will continuously review and, if deemed necessary, recommend changes to the corporate governance practices of the Corporation.

11. *Position descriptions should be developed for both the board and for the CEO, involving the definition of the limits to management's responsibilities.*

    The Board has responsibility for the stewardship of the Corporation and specifically for: (i) providing input and guidance on and approving the strategic plan and business objectives developed by senior management and overseeing management's implementation of the strategic plan; (ii) considering the principal risks of the business based on regular business reports prepared by senior management and based on the Audit Committee's review of the findings of the external auditors; (iii) assessing the performance of, and developing a succession plan for, the Chief Executive Officer (the "CEO"); and (iv) reviewing the ongoing sufficiency and integrity of the Corporation's internal control, financial reporting and management information systems with management and the Corporation's external auditors. In addition to the specific responsibilities enumerated above, the Board is responsible for the supervision of management of the business but not the day-to-day operations, which are the responsibility of the CEO. The Board will also consider those matters that are brought to it by the CEO that are deemed to be material matters.

Any responsibility that is not delegated to senior management, the Audit Committee or the Corporate Governance & Compensation Committee remains with the full Board. The CEO is specifically charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board. The scope and extent of Mr. Singh's mandate has evolved through interaction with the Board and an ongoing consultative process with the directors.

12. *Establish procedures to enable the board to function independently of management.*

A key element of an effective and informed board of directors is their access to information relating to the operations of the Corporation. It is also essential that management stands fully accountable to the Board. The Corporation provides its Board members detailed monthly information, financial and otherwise, in order to assist the Board's ability to function independently of management. In addition, the President & Chief Executive Officer of Hip conducts regular one-on-one meetings with Board members.

The Corporation's senior management meets regularly to permit decisions affecting the different aspects of the Corporation's business to be coordinated and integrated across all areas of the Corporation's operations. This process allows senior management to impart this awareness and familiarity with the day-to-day issues affecting the Corporation to other members of the Board. The Board is confident that the Corporation's management takes the initiative in identifying opportunities and risks affecting the Corporation's business and finds means to deal with these opportunities and risks for the benefit of the Corporation. Management understands this expectation of the Board and keeps the Board members informed. In addition, the Board's outside directors have unrestricted, direct access to both management and the external auditors of the Corporation.

13. *Establish an audit committee composed only of outside directors with a specifically defined mandate.*

The Board has adopted specific terms of reference to establish the role and responsibilities of the Audit Committee. The Audit Committee meets quarterly with senior management and, commencing December 31, 2002, with its independent auditor to review and approve results. The Audit Committee also meets annually with the Corporation's independent auditor and with management. The Audit Committee is currently comprised of Richard Grogan C. A. (Chairperson), Joseph Wright and Peter Cooper, all of whom are outside "unrelated" directors.

14. *Implement a system to enable individual directors to engage an outside advisor at the expense of the corporation in appropriate circumstances.*

In appropriate circumstances, the Board will approve the engagement of an outside advisor at the expense of the Corporation.

HIP INTERACTIVE CORP.
2003 PROXY

THIS PROXY is solicited by management in connection with the annual general meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") to be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, July 31, 2003 at 4:30 p.m. (Toronto time). A shareholder has the right to appoint as proxy a person (who need not be a shareholder) other than any person designated below, by inserting the name of such person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints Arindra Singh, or failing him, Peter Lee, or instead of either of them ______________________________ as proxy of the undersigned with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting or at any adjournment thereof. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorizations and powers hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. **If no choice is specified, the proxyholder shall vote for the matter to be acted upon.**

1. Vote for [ ], Withhold Vote [ ], the election of directors.

   (Management favours a vote "FOR")

2. Vote for [ ], Withhold Vote [ ], the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix the auditor's remuneration.

   (Management favours a vote "FOR")

DATED the day of , 2003.

____
Signature of Shareholder

____
Name of Shareholder (Please print)

IMPORTANT: Please sign and return this proxy at once using the return envelope.

IMPORTANT: This proxy must be signed by the shareholder or his attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, etc. should so indicate when signing. Where shares are held jointly, each registered owner must sign.

File No: 82- 34720



HIP INTERACTIVE CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, July 31, 2003 at 4:30 p.m. (Toronto time), for the following purposes:

1. To receive and consider the annual report to the shareholders, the annual consolidated financial statements of the Corporation for the fiscal year ended March 31, 2003 and the report of the auditor thereon;

2. To elect directors;

3. To appoint an auditor and to authorize the directors to fix the auditor's remuneration; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy and a Management Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. To be valid, forms of proxy must be deposited with the Corporation or its transfer agent, Equity Transfer Services Inc., 120 Adelaide St. W., Suite 420, Toronto, Ontario M5H 4C3 by 5:00 p.m. (Toronto time) on Tuesday, July 29, 2003 or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

DATED at Toronto, Ontario the 11th day of June, 2003.

BY ORDER OF THE BOARD

Arindra Singh
Chief Executive Officer & President

File No. 82-34720

Hip Interactive Corp.

240 Superior Boulevard, Mississauga, ON L5T 2L2

June 2003

To Registered and Beneficial Shareholders:

In accordance with National Policy Statement No. 41, shareholders may elect annually to have their names added to the issuer's Supplemental Mailing List. In order to receive Interim Financial Statements, please complete the following and forward to the offices of:

EQUITY TRANSFER SERVICES INC
Suite 420, 120 Adelaide Street West
Toronto, Ontario, M5H 4C3

****

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)

ADDRESS:

CITY PROVINCE/ STATE POSTAL / ZIP CODE

COUNTRY E-MAIL*

SIGNED:____________________
(Signature of Shareholder)

****

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached consent and provide your e-mail address above. Alternatively, you may register at:

www.equitytransfer.com

Please ensure you mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

(over)

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3.

4. For the below named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto ON M5H 4C3.

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the fiscal year ended March 31, 2003, compared with the year ended March 31, 2002, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risks Factors".

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Publishing (software), (5) Hip Gear (accessories), and (6) Hip Coin (operator and distributor of coin operated games).

Consistent with Hip's strategy for the last 18 months, the Company remains committed to meeting and exceeding the expectations of its customers, suppliers and shareholders through the following strategies:

- Grow higher margin businesses, such as Hip Gear™ accessories and Publishing;
- Focus on cost reduction; and
- Improve working capital management.

Significant Events

On August 30, 2002 the Company acquired Tévica Inc., a Montreal-based distributor of VHS and DVD movies for cash consideration of $1.6 million. Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of Tévica based on working capital and certain earnings targets to a maximum of $2.2 million over the next three years.

On September 12, 2002 the Company renegotiated certain terms of its loan facility with its lender. The term of the committed facility was extended by two years to April 30, 2006 and the interest rate on the loan was reduced by 0.25%. As at March 31, 2003, the Company had a nil balance on the loan facility.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Overview

Highlights of the consolidated results for 2003 compared to 2002 were:

- Sales for fiscal 2003 increased by $90.0 million or 33.2%, compared to fiscal 2002
- Gross margin percentage increased from 9.9% in 2002 to 11.6% for 2003
- Operating expenses were reduced by $0.3 million to $20.4 million and, as a percentage of sales, decreased from 7.6% in 2002 to 5.6% in 2003
- Net earnings were $11.0 million or $0.22 per basic share compared to a loss of $2.5 million or $0.06 per basic share last year

The results of operations for the year ended March 31, 2003 are summarized as follows:

In $ millions	Year ended March 31 2003	2002
Sales	$361.3	$271.3
Gross profit	41.8	26.7
Selling, general and administrative expenses	20.4	20.7
Other expenses	0.4	5.1
Interest expense	1.3	1.6
Amortization of property and equipment	1.9	1.8
Income taxes	6.8	(2.1)
Earnings (loss) from continuing operations	11.0	(0.4)
Loss from discontinued operations	-	(2.1)
Net earnings (loss) for the year	$11.0	$(2.5)
Earnings (loss) per share from continuing operations		
Basic	0.22	(0.01)
Diluted	0.20	(0.01)
Earnings (loss) per share from continuing and discontinued operations		
Basic	0.22	(0.06)
Diluted	0.20	(0.06)

HIP INTERACTIVE CORP.

Sales

Sales for the last three fiscal years are shown in the table and charts below:

Sales (in $ millions)	**2001**	**2002**	**2003**
First quarter	18.3	39.7	54.1
Second quarter	34.1	52.8	80.6
Third quarter	82.4	123.7	151.4
Fourth quarter	50.6	55.1	75.2
Total	**$185.4**	**$271.3**	**$361.3**

Annual Sales


375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003

Quarterly Sales


160
140
120
100
80
60
40
20
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003

Earnings

Earnings for the past three fiscal years are summarized in the table and charts below:

Earnings (in $ millions)	**2001**	**2002**	**2003**
First quarter	0.2	(1.0)	1.3
Second quarter	2.7	0.7	1.7
Third quarter	1.5	4.3	5.8
Fourth quarter	(8.0)	(6.5)	2.2
Total	**$(3.6)**	**$(2.5)**	**$11.0**

Annual Net Earnings


12
10
8
6
4
2
0
-2
-4
2001
2002
2003

Quarterly Net Earnings 2001 – 2003


6
4
2
0
-2
-4
-6
-8
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003

Seasonality

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2003 Sales Distribution by Quarter

1st Qtr 15%

4th Qtr 21%

2nd Qtr 22%

3rd Qtr 42%

RESULTS OF OPERATIONS

Sales for the year ended March 31, 2003 were $361.3 million compared to $271.3 million for the prior year, an increase of $90.0 million or 33.2%. The breakdown of sales by product category is set out below:

	Year ended March 31	
Sales in $ millions	2003	2002
Video Games	$238.2	$211.2
PC Games	46.4	35.7
Movies	44.8	5.7
Publishing	14.4	2.6
Hip Gear	9.2	9.6
Hip Coin	8.3	5.5
	$361.3	**$270.3**
Microplay*	-	1.0
Total	**$361.3**	**271.3**

* Franchise business disposed of January 2002

Gross margin for the year ended March 31, 2003 was 11.6% compared to 9.9% for the prior year. The details of gross margin by product line are set out below:

	Year ended March 31	
% of sales	**2003**	**2002**
Video Games	8.8%	6.7%
PC Games	16.2%	19.1%
Movies	8.1%	6.4%
Publishing	31.6%	8.8%
Hip Gear	21.2%	18.9%
Hip Coin	37.2%	46.2%
	11.6%	**9.9%**

Video Games

Sales

Video Games hardware and software sales for the year increased by $27.0 million or 12.8% compared to last year. This increase was due primarily to increased sales of valueware (software on-hand marked down by suppliers or purchased opportunistically at reduced prices) and an increase in frontline video game software releases for the newer Microsoft X-Box and Nintendo Game Cube console platforms, which were introduced in November 2001. As well, the increase was affected by the significant increase in the installed base of Sony PlayStation2 (introduced October 2000) this year versus last year. These increases were partially offset by hardware price reductions announced in May 2002 of 33% for each of the Sony PlayStation2 and Microsoft X-Box and 25% for the Nintendo Game Cube.

Video Games sales for 2003 compared to 2002 are shown below:

	Year ended March 31	
Sales in $ millions	**2003**	**2002**
Frontline software	$119.1	$107.0
Valueware	22.6	10.3
Hardware	86.1	86.1
1st Party accessories	10.4	7.9
Video Game Sales	$238.2	$211.3

Gross margin

Video Games margins for the year were 8.8%, compared to 6.7% last year. The increase in gross margins was primarily due to an increase in the sales mix of higher margin video game software and increased gross margins on sales of console hardware resulting from favourable pricing from suppliers.

PC Games

Sales

PC Games sales for 2003 increased $10.7 million or 30.0%, primarily due to a year-over-year increase in the release of PC software titles and a broader customer base, as new customers were added during mid-fiscal 2002. In addition, the Company broadened its product lines by adding new publishing suppliers during the year. For example, during the last fiscal quarter of 2003, the Company was able to add a line of income tax preparation software to its product offerings. This product represented incremental sales of $4.8 million.

Gross margin

PC Games margins for the year were 16.2% compared to 19.1% for last year. The decline in margins was principally due to an increase in sales of income tax preparation software at significantly lower margins.

Movies

Sales

Sales for the Movies business increased by $39.1 million to $44.8 million. The increase in sales was a result of: (1) Hip commencing its movies distribution operations during August 2001, hence only seven months sales in fiscal 2002, and (2) sales of Tévica Inc., acquired August 30, 2002, which were consolidated into the results of Hip's Movies Business Unit from the date of acquisition. With the significant growth in penetration of the DVD format, the movie business is going through a period of change. Sell-through of DVD product is accelerating, while VHS sales are declining. This shift in sales mix is shown below:

	Year ended March 31	
% of sales	**2003**	**2002**
DVD movies	59.9%	39.2%
VHS movies	40.1%	60.8%
	100.0%	100.0%

Gross margin

Gross margin for the Movies business was 8.1% in fiscal 2003 compared to 6.4% last year. With the acquisition of Tévica, margins have improved as the mix of sales has shifted to a blend of more independent retail accounts and fewer lower margin sub-distribution customers. As this business unit grows its independent account market, this trend is anticipated to continue, with margins closer to traditional levels of approximately 8 - 9%.

Publishing

Sales

Compared to 2002, Publishing sales for the year increased by $11.8 million to $14.4 million, as the Company continued to focus on this strategic business. During the year, the Company secured exclusive distribution rights for the North American market and released a number of successful PC game software titles such as *Duke Nukem: The Manhattan Project* (75,000 units sold), *Divine*

Divinity (44,000 units), *American Sharpshooter* (27,000 units) and *American Conquest* (27,000 units). The Company refers to these types of business arrangements as Exclusive Distribution.

In addition, the Company obtained an exclusive license from Riverdeep plc to publish PC educational and productivity software under The Learning Company and Broderbund brands for the Canadian market. This arrangement is Licensed Publishing.

The results for the year are summarized as follows:

	Year ended March 31	
in $ millions	**2003**	**2002**
Sales		
Exclusive Distribution	$9.0	$2.6
Licenced Publishing	5.4	-
	$14.4	**$2.6**

Gross margin

Publishing margins for the year increased to 31.6% from 8.8% last year. Margins were positively impacted by the Company's new licensed publishing arrangement with Riverdeep plc for products branded as The Learning Company and Broderbund. Margins for these products, sold under the exclusive in Canada arrangement, are significantly higher than the margins for the Company's other product lines.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Year ended March 31	
% of sales	**2003**	**2002**
Exclusive Distribution	17.3%	8.8%
Licensed Publishing	55.6%	-
	31.6%	8.8%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories, bundled game software and, for the prior year, sales of close-out third party accessory merchandise purchased opportunistically during the first quarter of fiscal 2002. Sales for 2003 compared to 2002 are summarized as follows:

	Year ended March 31	
Sales in $ millions	**2003**	**2002**
Hip Gear accessories	$6.2	$1.9
Bundled software	3.0	5.0
3rd party value priced accessories	-	2.7
	$9.2	$9.6

Sales of Hip Gear accessories increased by $4.3 million in fiscal 2003, as the Company continued its focus on growing this higher margin business. During the year, the Company expanded its accessory business into the U.S. market and secured placement for its products at several U.S. retailers, including CompUSA, Gamestop and Fry's Electronics. The Company hired four experienced sales representatives based in the U.S. to meet the Company's objective of expanding the accessory business into the larger U.S. market.

Gross margin

Hip Gear™ margins for the year were 21.2% compared to 18.9% last year.

Hip Coin

Sales

Hip Coin sales increased by $2.8 million to $8.3 million for fiscal 2003 compared to $5.5 million last year, which was largely a result of increased distribution sales of video arcade game equipment.

Gross margin

Hip Coin margins have declined in fiscal 2003 from levels achieved last year, due to an increased mix of lower margin distribution sales, as this division commenced its distribution operations during the first quarter of this year. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales of this business unit.

Operating Expenses

For 2003, operating expenses were $20.4 million or 5.6% of sales compared to $20.7 million or 7.6% of sales for fiscal 2002. The decrease was primarily due to the fact that, during fiscal 2002, the Company embarked on a cost savings initiative to streamline operations and improve profitability. Management was successful in reducing costs by approximately $3 million or 15%.

Offsetting these savings were the following:

(1) On November 1, 2002, the Company entered into an agreement to supply its Hip Gear™ accessories product line to CompUSA, a U.S.-based retailer with approximately 229 locations. The agreement provides for a two-year contract for Hip to be the preferred supplier to CompUSA of video game accessories. As is common practice in the industry, to obtain the contract, the Company agreed to purchase CompUSA's accessory inventory on-hand, originally supplied by CompUSA's former supplier. During the year the Company incurred a loss of $0.5 million on the resale of this inventory, which has been recorded in selling, general and administrative expenses;

(2) Since September 2002, the Company has hired four sales representatives based in the United States to develop the Company's Hip Gear™ and Publishing businesses in that market; and

(3) Incremental costs relating to increased sales, year-over-year.

Interest Expense and Amortization of Capital Assets

Interest expense was $1.3 million for the year compared to $1.6 million last year. Average borrowings for the year were approximately $15.4 million compared to $16.0 million last year. The average borrowing rate for fiscal 2003 was approximately 5.0% compared to 6.0% last year.

Amortization of capital assets was $1.9 million for fiscal 2003 compared to $1.8 million last year. The increase in amortization was primarily due to the accelerated amortization and write-off of the Company's old accounting software, which was replaced with a new Enterprise Resource Planning (ERP) system in September 2002, and accelerated amortization of Hip Coin's video game equipment, which was revalued during the fourth quarter of fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $3.3 million net cash position as at March 31, 2003, compared to a net loan of $3.5 million at March 31, 2002. During the year ended March 31, 2003, the Company generated $10.7 million in cash from operations ($17.7 million cashflow from earnings less a $7.0 million investment in working capital), compared to $0.6 million last year. The Company used this cash to: (1) repay bank indebtedness of $4.2 million, (2) make capital expenditures of $3.4 million, and (3) acquire Tévica Inc. for $0.6 million, net of cash acquired. In addition, cash was generated through the exercise of warrants and options totaling $0.4 million and receipts of notes receivable of $0.3 million.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $3.4 million during fiscal 2003, compared to $2.0 million last fiscal year. Capital expenditures for fiscal 2003 are summarized below:

in $ millions	**2003**
Enterprise Resource Planning System (ERP) including related hardware	$1.4
Arcade video game equipment	0.8
Warehouse equipment for existing and the new Vancouver facility	0.4
Leasehold improvements in Mississauga, Vancouver and Hip Coin	0.3
Computer hardware	0.2
Other	0.3
	$3.4

Balance Sheet

As at March 31, 2003, the Company had assets of $110.4 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $46.5 million compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at March 31, 2003 was $41.6 million (46 days outstanding) compared to $19.9 million (35 days outstanding) as at March 31, 2002. Days sales outstanding as at

March 31, 2003 has been negatively impacted by the Movies business, which had days sales outstanding at year end of 60 days. For the Movies business, customers normally pay their accounts within 60 days from invoice date and suppliers generally provide the Company with 60-90 day payment terms. At March 31, 2003, approximately 89% (2002 – 94%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at March 31, 2003, total inventory was $27.9 million (with inventory turning at 11.5 times) compared to $20.4 million as at March 31, 2002 (turning 11.4 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. As at March 31, 2003, the Company provided $2.7 million for slow moving inventory on-hand and in the field. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Prepaid expenses at March 31, 2003 were $4.9 million compared to $2.2 million as at March 31, 2002. As a condition of the Riverdeep plc licensed publishing agreement, the Company agreed to pay a non-refundable royalty fee of US$3.0 million representing royalties due for the first US$12.0 million of sales under the arrangement. To March 31, 2003, the Company paid $3.9 million (US$2.5 million) of that obligation. As at March 31, 2003, $3.1 million of prepaid royalties, net of accumulated amortization was included in Prepaid Expenses. Subsequent to March 31, 2003, the Company extended this arrangement to September 30, 2007 and has committed to advance an additional $5.3 million to Riverdeep under this publishing agreement. In addition, the Company entered into other publishing agreements whereby it has been required to pay $0.8 million representing prepayments for future purchases of software titles.

Goodwill at March 31, 2003 was $22.7 million compared to $17.8 million at March 31, 2002. The increase of $4.9 million resulted from (1) $4.3 million in respect of the conversion of the remaining Series A preference shares, which was contingent consideration relating to the acquisition of the video game business in fiscal 2001, and (2) $0.6 million relating to the acquisition of Tévica on August 30, 2002.

Accounts payable as at March 31, 2003 was $59.9 million (representing approximately 68 days outstanding) compared to $36.0 million (50 days outstanding) as at March 31, 2002. At March 31, 2003, approximately 76% (2002 – 87%) of supplier balances were aged less than 60 days from invoice date. As discussed above, days purchases outstanding in Accounts Payable at March 31, 2003 was impacted by more favorable terms provided to the Company's movies business this year compared to last year.

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as follows:

	$ millions
2004	1.1
2005	1.0
2006	0.4
2007	0.2
	$2.7

In addition, the Company has committed to advance $0.5 million to a company which is 50% owned by a director of Hip.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not refuse to supply Hip and independently market their products which compete with Hip's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results

Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling and general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel, or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology

Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements, characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users requirements and to achieve market penetration.

Dependence on Key Personnel

The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team would have a material adverse effect on Hip's operations and business prospects.

Risks Associated with Product Returns: Price Protection

Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors'

promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products, including Hip gear accessory and Publishing products, and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies
During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Sanjay Singh, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com

Hip Interactive Corp.

Consolidated Financial Statements
March 31, 2003 and 2002
(in thousands of Canadian dollars)

Financial Statement Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and all other information contained in the Annual Report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, which involve management's best estimates and judgments based on available information.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable for preparing financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Committee meets periodically with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged and to recommend approval of the consolidated financial statements to the Board.

PricewaterhouseCoopers LLP serves as the Company's auditors. PricewaterhouseCoopers LLP's report on the accompanying consolidated financial statements follows. Their report outlines the extent of their examination as well as an opinion on the consolidated financial statements.

Arindra Singh(signed)
President and Chief Executive Officer

Peter Lee (signed)
Chief Financial Officer



PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 9, 2003

Auditors' Report

To the Shareholders of
Hip Interactive Corp.

We have audited the consolidated balance sheets of **Hip Interactive Corp.** as at March 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Hip Interactive Corp.

Consolidated Balance Sheets

As at March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Assets		
Current assets		
Cash	3,300	637
Accounts receivable	41,614	19,937
Inventory	27,936	20,371
Prepaids and other assets	4,860	2,212
Future income taxes (note 13)	680	3,381
Current portion of notes receivable (note 4)	362	486
Current assets of discontinued operations (note 18)	-	120
	78,752	47,144
Notes receivable (note 4)	615	1,405
Property and equipment (note 5)	7,884	6,393
Future income taxes (note 13)	430	1,797
Goodwill (note 6)	22,685	17,818
Long-term assets of discontinued operations (note 18)	-	70
	110,366	74,627
Liabilities		
Current liabilities		
Bank indebtedness (note 7)	-	4,177
Accounts payable and accrued liabilities	59,887	35,942
Income taxes payable (note 13)	2,379	77
Current portion of capital lease obligations (note 8)	1,017	1,271
Current liabilities of discontinued operations (note 18)	101	276
Provision for loss on discontinued operations (note 18)	-	1,186
	63,384	42,929
Capital lease obligations (note 8)	202	684
Future income taxes (note 13)	280	199
	63,866	43,812
Shareholders' Equity		
Capital stock (note 11)	39,508	38,162
Other equity (note 11)	6,031	3,621
Contributed surplus (note 11)	3,362	2,450
Deficit	(2,401)	(13,418)
	46,500	30,815
	110,366	74,627

Commitments and contingencies (note 14)

Approved by the Board of Directors

J. Wright (signed) Director

R. Grogan (signed) Director

Hip Interactive Corp.

Consolidated Statements of Operations

For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars, except per share amounts)

	2003 $	2002 $
Sales	361,271	271,326
Cost of sales	319,461	244,593
Gross profit	41,810	26,733
Expenses		
Selling, general and administrative	20,380	20,678
Other - net (note 9)	416	5,148
Interest - net	1,313	1,621
Amortization of property and equipment	1,893	1,764
	24,002	29,211
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Income taxes (note 13)	6,791	(2,111)
Earnings (loss) from continuing operations	11,017	(367)
Discontinued operations (note 18)	-	(2,157)
Net earnings (loss) for the year	11,017	(2,524)
Earnings (loss) per share from continuing operations (note 10)		
Basic	0.22	(0.01)
Diluted	0.20	(0.01)
Earnings (loss) per share from continuing and discontinued operations (note 10)		
Basic	0.22	(0.06)
Diluted	0.20	(0.06)

Hip Interactive Corp.

Consolidated Statements of Deficit

For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Deficit - Beginning of year	13,418	3,483
Net (earnings) loss for the year	(11,017)	2,524
Goodwill impairment (note 6)	-	7,411
Deficit - End of year	2,401	13,418

Hip Interactive Corp.

Consolidated Statements of Cash Flows

For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net earnings (loss) for the year	11,017	(2,524)
Items not affecting cash		
Amortization of property and equipment	1,893	1,764
Provision against notes receivable from PC At Home	604	-
Future income taxes	4,149	(3,330)
Writedown of property and equipment	-	2,015
Writedown of portfolio investment	-	755
Loss on sale of PC At Home	-	240
Loss on sale of Microplay assets	-	478
Other non-cash items	-	(77)
Loss on discontinued operations	-	2,157
	17,663	1,478
Net change in non-cash working capital balances (note 17)	(6,948)	(825)
	10,715	653
Financing activities		
Capital lease obligations	(736)	245
Issuance of Common Shares - net of share issue costs	352	4,087
Decrease in bank indebtedness	(4,177)	(1,581)
Repayments from shareholders	-	(725)
Decrease in minority interest	-	(225)
	(4,561)	1,801
Investing activities		
Acquisition of Tévica Inc. - net of cash acquired	(603)	-
Purchase of property and equipment	(3,421)	(2,022)
Proceeds on sale of assets	153	205
Repayments (issuance) of notes receivable	310	(1,891)
Investing activities of discontinued operations	70	-
	(3,491)	(3,708)
Increase (decrease) in cash	2,663	(1,254)
Cash - Beginning of year	637	1,891
Cash - End of year	3,300	637

Supplementary cash flow information (note 17)

(in thousands of Canadian dollars)

1 The Company

Hip Interactive Corp. (the Company) was incorporated on July 13, 1999 under the Ontario Business Corporations Act and commenced operations on December 9, 1999. The Company sells video games, related products and movies to retailers across North America and is comprised of the following six business segments:

(1) Video games (hardware, software and first party accessories);

(2) PC games (software and logistics services);

(3) Movies (VHS and DVD);

(4) Publishing (software);

(5) Hip gear (proprietary line of accessories); and

(6) Hip coin (operator and distributor of coin operated games).

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. At March 31, 2003, the principal subsidiaries of the Company include Hip Interactive Inc. (formerly Hip Interactive Canada Inc.), Tévica Inc. and Hip Coin Inc. (formerly Microplayground Entertainment Inc.).

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. Actual results could differ from those estimates.

Prepaids and other assets

Prepaids and other assets include payments to suppliers in relation to publishing contracts, which are generally amortized as a percentage of sales.

(in thousands of Canadian dollars)

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property and equipment

Property and equipment are stated at the lower of acquisition cost and net recoverable amount. Amortization is provided at the following methods and rates:

Office equipment and furniture	20% to 30%	declining balance
Computer equipment	30%	declining balance
Computer equipment under capital lease	30%	declining balance
Computer software	30% to 100%	declining balance
Arcade video game equipment	4 to 8 years	straight-line
Arcade video game equipment under capital lease	4 to 8 years	straight-line
Leasehold improvements	life of lease	straight-line

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss for long-lived assets is based on the fair value of the asset.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired.

Effective April 1, 2001, the Company adopted the new recommendations of CICA Handbook Section 3062 with respect to accounting for goodwill. Under this method, goodwill will no longer be amortized but will be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on comparing the fair value of the reporting unit to the fair value of goodwill, determined by completing an allocation of the fair value of the reporting unit to all recognized and unrecognized assets resulting in a notional fair value of goodwill which is compared to the carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any.

Prior to this new recommendation, the Company amortized goodwill on a straight-line basis over periods varying between ten and twenty years.

In 2002, under the transitional provisions of the standard, a transitional goodwill impairment test was carried out, and the resultant impairment in the carrying value of goodwill was recorded as a charge to opening deficit (note 6).

(in thousands of Canadian dollars)

Revenue recognition

Revenue from distribution sales of video games, PC games and movies, hardware and related accessories sold by the Company's distribution operations is recognized when the products are shipped, the price is fixed and determinable and collection is reasonably assured. Provisions for the estimated level of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue.

Revenue from coin-operated arcade video game equipment is recognized on a cash basis.

Cost of sales

Included in cost of sales are rebates received from suppliers, which are recorded as earned based on contractual arrangements with suppliers.

Foreign currency translation

Transactions denominated in foreign currencies are translated using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheets dates, whereas other non-monetary assets and liabilities are translated at monthly average rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Exchange gains and losses are reflected in the statements of operations.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws. Valuation allowances are established, where necessary, to reduce future tax assets to the amounts expected to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted monthly average number of Common Shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential Common Shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

Share-based compensation

Commencing April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based compensation and other stock-based payments. The new recommendation recommends that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of stock options awarded to

(in thousands of Canadian dollars)

employees, it is permissible to use either the fair value method, the intrinsic value method or not to account. However, if the intrinsic method or no accounting method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value method been applied.

The Company has chosen not to account for stock options. Accordingly, no compensation cost is recorded in the accounts for its stock option plan and the requisite pro forma disclosures are made (note 12). Proceeds arising from the exercise of stock options are credited to share capital.

3 Business acquisition

On August 30, 2002, the Company acquired all of the outstanding shares of Tévica Inc., a distributor of VHS and DVD movies. The acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of operations from the date of acquisition. The total purchase price of $1,561 is summarized as follows:

	$
Cash payment	950
Contingent consideration paid during the period	473
Transaction costs	138
	1,561

The purchase price was allocated as follows:

	$
Cash acquired	958
Accounts receivable	6,758
Inventory	1,460
Prepaids and other assets	50
Accounts payable and accrued liabilities	(8,370)
Property and equipment	116
Goodwill	589
	1,561

Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of Tévica Inc. based on working capital and certain earnings targets to a maximum of $2,238 over the next three years. During the year, the Company made payments of $473 relating to these targets. The remaining contingent consideration will be recorded as an increase in goodwill when the amount of contingency has been resolved and the consideration is issuable.

(in thousands of Canadian dollars)

4 Notes receivable

	2003 $	2002 $
Microplay (a)	707	877
PC At Home (b)	-	651
Putting Edge (c)	270	363
	977	1,891
Less: Current portion	362	486
	615	1,405

a) On January 7, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc. (Microplay), for proceeds totalling $1,305 comprised of cash consideration of $205 and a promissory note receivable for the balance payable in annual instalments of $170 per annum over the next four years with the balance payable at the end of year five. The promissory note bears interest at 5% per annum and is secured by a general security agreement over the Microplay assets. The Company may receive additional consideration of up to $250 by November 2003, based on the purchaser achieving certain revenue thresholds related to the acquired assets. Additional contingent consideration has not been recognized and will be recorded, when received, as a gain on sale. Accordingly, the Company realized a loss on disposal of $478 in fiscal 2002 (note 9).

b) Effective April 1, 2001, the Company sold its 51% interest in PC At Home to its previous owners for proceeds totalling $709 (US$450), realizing a loss of $240 in fiscal 2002 (note 9). The proceeds consist of a promissory note receivable payable in annual instalments over the next two years. On August 13, 2002, PC At Home filed a Voluntary Petition under the United States Bankruptcy Code. Consequently, the Company has recorded a provision of $604 representing 100% of the outstanding balance.

c) During the year, the Company advanced $120 (2002 - $400) to Putting Edge, a company owned 50% by a director of Hip. The loan is repayable over a period of 30 months, bears interest at 10% per annum and is unsecured. The Company has a commitment to advance an additional $520 to Putting Edge.

(in thousands of Canadian dollars)

5 Property and equipment

			2003
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	2,016	(792)	1,224
Computer equipment	1,587	(756)	831
Computer equipment under capital lease	435	(150)	285
Computer software	1,757	(361)	1,396
Arcade video game equipment	5,131	(3,362)	1,769
Arcade video game equipment under capital lease	2,720	(841)	1,879
Leasehold improvements	883	(383)	500
	14,529	(6,645)	7,884

			2002
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	1,026	(323)	703
Computer equipment	1,154	(289)	865
Computer equipment under capital lease	435	(80)	355
Computer software	274	(199)	75
Arcade video game equipment	4,263	(2,549)	1,714
Arcade video game equipment under capital lease	2,875	(671)	2,204
Leasehold improvements	700	(223)	477
	10,727	(4,334)	6,393

(in thousands of Canadian dollars)

6 Goodwill

	$
Balance - March 31, 2001	24,663
Transitional impairment	(7,411)
Conversion of series A preference shares (note 11(ii))	884
Other impairment	(318)
Balance - March 31, 2002	17,818
Acquisition of Tévica Inc. (note 3)	589
Conversion of series A preference shares (note 11(ii))	4,278
Balance - March 31, 2003	22,685

The Company adopted the recommendations of CICA Handbook Section 3062 as of April 1, 2001. The Company completed the initial step of the transitional impairment test of its goodwill and determined that, based on an assessment of the fair values of the goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a goodwill impairment loss was required. The Company completed the final step of the transitional impairment test and, in accordance with the standard, the resulting impairment loss of $7,411 was charged to opening deficit as at April 1, 2001.

7 Bank indebtedness

Pursuant to a loan agreement dated May 14, 2001 and amended September 12, 2002, the Company has a committed revolving loan facility to April 30, 2006 with the following basic terms and conditions.

At any time the maximum amount that the Company can borrow is the lesser of:

a) $30,000; and

b) an amount equal to the sum of:

  i) 75% of eligible accounts receivable less than 90 days old, plus;

  ii) the lesser of (a) 50% of the value of finished goods held for resale or (b) 80% of the liquidation value of such finished goods or (c) the sum of $10,000; less

  iii) any availability reserves that the lender may determine.

The loan bears interest at prime rate plus 0.25% (2002 - 0.5%) per annum and is secured by a general security agreement with a first charge against all of the assets of the Company.

As at March 31, 2003, the Company has a $nil balance on the loan facility (March 31, 2002 - $4,177).

(in thousands of Canadian dollars)

8 Obligations under capital leases

The Company has entered into leasing agreements for computer equipment and arcade video game equipment. The following is a summary of the future minimum lease payments under these capital leases expiring at various dates, together with the present balance of the obligations:

	$
2004	1,017
2005	202
	1,219
Less: Current portion	1,017
	202

The capital leases bear interest at varying rates between 7.5% to 13.0% and are secured by the related equipment.

9 Other expenses

Included in other expenses in the statements of operations are the following items:

	2003 $	2002 $
Provision against PC At Home note receivable (note 4(b))	604	-
Gain on settlement of lease	(449)	-
Provision for integration costs	261	-
Writedown of Hip Coin (formerly Microplayground) arcade video game equipment	-	2,015
Writedown of portfolio investment	-	755
Loss on disposal of Microplay (note 4(a))	-	478
Provision for severance costs	-	1,056
Aborted acquisition costs	-	292
Loss on disposal of PC At Home (note 4(b))	-	240
Head office relocation and other	-	312
	416	5,148

(in thousands of Canadian dollars)

10 Earnings per share

The calculation of basic and diluted earnings per share is as follows:

	March 31, 2003		
	Earnings $	**Weighted average number of common shares** '000s	**Per share amount** $
Basic earnings per share	11,017	50,536	0.22
Effect of dilutive securities			
Options	-	248	-
Series A preference shares which are convertible	-	4,153	(0.02)
Diluted earnings per share	11,017	54,937	0.20

	March 31, 2002		
	Loss $	**Weighted average number of common shares** '000s	**Per share amount** $
Basic loss per share from continuing operations	(367)	43,460	(0.01)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,067	-
Diluted loss per share from continuing operations			
Income available to common shareholders	(367)	44,936	(0.01)
Basic loss per share	(2,524)	43,460	(0.06)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,067	-
Diluted loss per share	(2,524)	44,936	(0.06)

(in thousands of Canadian dollars)

Warrants to purchase 4,480,186 (2002 - 5,734,425) Common Shares and options to purchase 3,233,201 (2002 - 3,737,634) were outstanding during the period but were excluded from the calculations of diluted earnings per share due to their anti-dilutive effect.

11 Capital stock

Authorized

An unlimited number of Common Shares
An unlimited number of preference shares, issuable in series
6,500,000 series A preference shares, non-voting, not entitled to dividends and have no preference over the Common Shares

Issued

	2003 $	2002 $
51,565,816 (2002 - 50,010,077) Common Shares	39,508	38,162
Other equity		
2,780,320 (2002 - 2,907,820) warrants issued in connection with the private placement (i)	506	529
190,466 (2002 - 337,205) broker warrants issued in connection with the private placement (i)	63	112
250,000 warrants issued in connection with the acquisition of Gamesmania Inc.	-	339
1,509,400 (2002 - 2,239,400) compensation warrants expiring December 9, 2003 in connection with a December 1999 financing	1,184	1,757
4,152,929 (2002 - 5,219,720) series A preference shares convertible into Common Shares to be issued in connection with an acquisition (ii)	4,278	884
	6,031	3,621
Contributed surplus		
2,850,800 common share purchase warrants issued in connection with a March 2000 financing	1,934	1,934
189,540 non-transferrable special brokers' warrants in connection with a March 2000 financing	176	176
600,000 warrants issued in connection with an acquisition	340	340
250,000 warrants issued in connection with an acquisition	339	-
730,000 compensation warrants in connection with a December 1999 financing	573	-
	3,362	2,450

(in thousands of Canadian dollars)

Issued and outstanding

	Number of Common Shares	$
Balance - March 31, 2001	42,577,459	33,367
Issued in connection with private placement (i)	5,815,639	3,538
Issued on conversion of series A preference shares	1,280,280	1,024
Issued to employees	315,000	211
Options exercised	21,699	22
Balance - March 31, 2002	50,010,077	38,162
Common share purchase warrants exercised (i)	127,500	143
Broker warrants exercised (i)	146,739	159
Issued on conversion of series A preference shares (ii)	1,066,791	884
Issued to directors	54,710	38
Options exercised	159,999	122
Balance - March 31, 2003	51,565,816	39,508

i) On January 23 and February 21, 2002, the Company issued and sold, on a private placement basis, 5,687,214 Units and 128,425 Units, respectively. Each Unit consisted of one Common Share and one-half of one common share purchase warrant, at a price of $0.75 per unit, except for 755,000 Units issued and sold to "insiders" of the Corporation at a price of $0.80 per unit. Each whole common share purchase warrant is exercisable for one Common Share at an exercise price of $0.94 per share to July 23, 2003 and August 21, 2003, respectively.

The purchase price allocated to the 5,815,639 Common Shares was $3,538 (net of issue costs of $290) and the purchase price allocated to the 2,907,820 common share purchase warrants was $529 (net of issue costs of $43). As at year-end, 2,780,320 (2002 - 2,907,820) common share purchase warrants remain outstanding. In connection with the private placement, the Company issued 337,205 broker warrants at a price of $0.75. The fair value attributed to the broker warrants was $112. As at year-end, 190,466 (2002 - 337,205) broker warrants remain outstanding. Cash and non-cash costs associated with the private placement were approximately $333, net of tax benefit of $114.

ii) The series A preference shares are convertible into Common Shares of the Company, on a one-for-one basis, for no additional consideration based on the Video Games business achieving an earnings target for each period up to and including March 31, 2004, but only if these business units achieve pre-tax earnings in excess of $4,000 for each of the 12-month periods ended March 31, 2003 and $5,000 for the period from April 1, 2003 to March 31, 2004. Preference shares, to a maximum of 6,500,000, are convertible into one Common Share for every $2.00 of pre-tax period earnings in excess of the base amounts. Any unconverted series A preference shares at March 31, 2004 will be repurchased and cancelled by the Company for the sum of $1. At March 31, 2003, 4,152,929 (2002 - 1,066,791) representing the remainder of these unconverted series A preference shares became convertible to Common Shares as a result of this business unit earnings' performance. Accordingly, the carrying value of goodwill and the value of the series A preference shares were increased by $4,278 (2002 - $884) based on the closing price of the Company's Common Shares on March 31, 2003 of $1.03 (2002 - $0.65).

(in thousands of Canadian dollars)

12 Stock option plan

Under the terms of the stock option plan, the Company may grant options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the plan is 8,000,000 (2002 - 8,000,000) shares. The exercise price of options issued under the plan equals the five-day weighted average closing market price of the underlying shares calculated for the five-day trading period prior to the date of the grant. Options vest one-third immediately upon the grant, one-third on the first anniversary of the grant and the final third on the second anniversary of the grant. Unless otherwise stipulated, options expire on the fifth anniversary of the date of the grant.

	2003		2002	
	Shares '000s	**Weighted average exercise price** $	**Shares** '000s	**Weighted average exercise price** $
Outstanding - Beginning of period	5,304	1.21	4,522	1.42
Granted	2,238	0.66	1,809	0.81
Exercised	(160)	0.76	(22)	1.19
Forfeited and expired	(1,177)	1.26	(1,005)	1.28
Outstanding - End of period	6,205	1.01	5,304	1.21
Options vested at period-end	4,340	1.12	3,543	1.30

The following table summarizes information about fixed stock options outstanding at March 31, 2003.

Range of exercise prices $	**Number outstanding at March 31, 2003**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number vested at March 31, 2003**	**Options exercisable - weighted average exercise price** $
$0.50 to $0.99	3,578,067	3.79	0.72	1,759,366	0.70
$1.00 to $1.49	1,663,134	1.93	1.06	1,616,965	1.06
$1.50 to $1.99	489,000	2.48	1.69	489,000	1.69
$2.00 to $2.49	115,000	0.90	2.05	115,000	2.05
$2.50 to $2.99	360,000	1.99	2.55	360,000	2.55

(in thousands of Canadian dollars)

As required, for options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share, as if the fair value based method of accounting for the share-based compensation had been applied, is shown in the chart below. Such impact, using a weighted average fair value of $0.33 per option for the 2,238,000 options granted for the year ended March 31, 2003, would approximate the following pro forma amounts:

	$
Net earnings for the year as reported	11,017
Pro forma current year compensation cost - net of tax	152
Pro forma net earnings for the year	10,865
Basic earnings per share as reported	0.22
Pro forma basic earnings per share	0.22
Diluted earnings per share as reported	0.20
Pro forma diluted earnings per share as reported	0.20

The significant assumptions made in the calculation of the weighted average fair value of the options are as follows:

Risk-free interest rate	3.5%
Expected life	3 years
Expected volatility	74%
Expected dividend yield	nil

13 Income taxes

	2003 $	2002 $
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Combined basic federal and provincial income tax rate	37%	40%
Expected income tax expense (recovery)	6,589	(991)
Expenses not deductible for tax purposes	136	452
Change in valuation allowance	92	(1,739)
Rate adjustment due to change in substantively enacted rates	-	115
Other	(26)	52
Income tax provision (recovery)	6,791	(2,111)

(in thousands of Canadian dollars)

As at March 31, 2003, the Company has available losses for tax purposes that may be used to reduce taxable income in future years, which expire as follows:

	$
2009	843
2010	350

The significant components of future income tax assets and liabilities are summarized as follows:

	2003 $	2002 $
Share issue costs	283	495
Non-capital loss carry-forwards	430	4,040
Provisions	397	643
Difference in net book value compared to unamortized capital cost	(280)	(199)
Capital losses	248	156
Valuation allowance	(248)	(156)
Net future income tax assets	830	4,979

The valuation allowance increased by $92 during 2003. Realization of the future tax benefit is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods. Capital losses are not subject to expiry; however, the Company must generate taxable capital gains in order to utilize the capital losses. Accordingly, a valuation allowance against this amount has been recorded.

The current year's provision (recovery) is comprised of the following:

	2003 $	2002 $
Current	2,642	115
Future	4,149	(2,226)
Income tax provision (recovery)	6,791	(2,111)

(in thousands of Canadian dollars)

14 Commitments and contingencies

a) Lease commitments

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as follows:

	$
2004	1,090
2005	986
2006	439
2007	186
	2,701

b) Other commitments

(i) The Company has committed to advance an additional $520 to a company 50% owned by a director of Hip (note 4(c)).

(ii) The Company has committed to advance an additional $5,250 under publishing agreements.

c) Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

(in thousands of Canadian dollars)

15 Related party transactions

The following table summarizes the Company's related party transactions during the year and balances at the end of the year. The transactions are in the normal course of operations and have been carried out on the same terms as would apply with unrelated parties.

	2003 $	2002 $
Consulting fees paid to former directors for services rendered (1)	-	174
Contractual obligations including stock options granted to former directors of the Company for consulting agreements terminated on March 31, 2002 (1)	-	611
Arcade video game equipment under capital leases from a company owned (50%) by a former director		
Lease payments made during the year	-	252
Obligation - at end of the year	-	770
Amounts advanced to a company owned (50%) by a director of the Company		
Amounts advanced	120	400
Note receivable - at end of the year (note 4(c))	270	363

(1) Included in selling, general and administrative expenses

16 Segmented information

Management has determined that there are six reportable segments: (1) Video games; (2) PC games; (3) Movies; (4) Publishing; (5) Hip gear; and (6) Hip coin. Substantially all external sales are to customers located in Canada and all property and equipment and goodwill are related to Canadian operations.

Previously, the Company reported two reportable segments and, accordingly, the prior year's comparatives have been restated.

(in thousands of Canadian dollars)

	Year ended March 31, 2003							
	Video Games $	PC Games $	Movies $	Publishing $	Hip Gear $	Hip Coin $	Corporate $	Total $
Revenue	238,246	46,362	44,778	14,372	9,242	8,271	-	361,271
Cost of sales	217,237	38,837	41,166	9,832	7,283	5,106	-	319,461
Gross profit	21,009	7,525	3,612	4,540	1,959	3,165	-	41,810
Expenses								
Selling, general and administrative	8,260	3,369	2,382	508	1,454	2,053	2,354	20,380
Other	-	-	-	-	-	-	416	416
Interest - net	-	-	-	-	-	166	1,147	1,313
Amortization of property and equipment	538	144	21	-	-	1,129	61	1,893
	8,798	3,513	2,403	508	1,454	3,348	3,978	24,002
Earnings (loss) from continuing operations before income taxes	12,211	4,012	1,209	4,032	505	(183)	(3,978)	17,808
Income taxes	-	-	-	-	-	-	6,791	6,791
Net earnings (loss) for the year	12,211	4,012	1,209	4,032	505	(183)	(10,769)	11,017
Assets	47,601	19,335	18,301	4,692	4,244	9,269	6,924	110,366
Capital expenditures	1,711	171	363	-	-	1,062	114	3,421
Goodwill								
Balance - March 31, 2002	13,159	1,279	-	-	-	3,380	-	17,818
Additions	4,278	-	589	-	-	-	-	4,867
Balance - March 31, 2003	17,437	1,279	589	-	-	3,380	-	22,685

(in thousands of Canadian dollars)

										Year ended March 31, 2002
	Video Games $	**PC Games $**	**Movies $**	**Publishing $**	**Hip Gear $**	**Hip Coin $**	**Microplay $**	**Corporate $**	**Discontinued operations $**	**Total $**
Revenue	211,216	35,650	5,691	2,614	9,579	5,548	1,028	-	-	271,326
Cost of sales	197,117	28,836	5,327	2,384	7,767	2,986	176	-	-	244,593
Gross profit	14,099	6,814	364	230	1,812	2,562	852	-	-	26,733
Expenses										
Selling, general and administrative	8,644	2,966	548	120	507	1,768	1,858	4,267	-	20,678
Other	-	-	-	-	-	2,597	341	2,210	-	5,148
Interest	-	-	-	-	-	221	-	1,400	-	1,621
Amortization of property and equipment	586	154	-	-	-	711	127	186	-	1,764
	9,230	3,120	548	120	507	5,297	2,326	8,063	-	29,211
Earnings (loss) from continuing operations before income taxes	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(8,063)	-	(2,478)
Income taxes	-	-	-	-	-	-	-	(2,111)	-	(2,111)
Earnings (loss) from continuing operations	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(5,952)	-	(367)
Discontinued operations	-	-	-	-	-	-	-	-	(2,157)	(2,157)
Net earnings (loss) for the year	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(5,952)	(2,157)	(2,524)
Assets										
Continuing operations	43,446	10,183	800	1,866	1,080	6,953	-	10,109	-	74,437
Discontinued operations	-	-	-	-	-	-	-	-	190	190
	43,446	10,183	800	1,866	1,080	6,953	-	10,109	190	74,627
Capital expenditures	931	-	-	-	-	1,091	-	-	-	2,022
Goodwill										
Balance - March 31, 2001	12,275	1,279	-	-	-	3,380	2,906	-	4,823	24,663
Transitional impairment	-	-	-	-	-	-	(2,588)	-	(4,823)	(7,411)
Additions	884	-	-	-	-	-	-	-	-	884
Other impairment	-	-	-	-	-	-	(318)	-	-	(318)
Balance - March 31, 2002	13,159	1,279	-	-	-	3,380	-	-	-	17,818

(in thousands of Canadian dollars)

17 Supplementary cash flow information

Net changes in non-cash working capital amounts relating to operations:

	2003 $	2002 $
Accounts receivable	(14,919)	(1,103)
Inventory	(6,105)	433
Prepaids and other assets	(2,598)	649
Accounts payable and accrued liabilities	15,575	5,261
Income taxes payable	2,302	(3,671)
Operating activities of discontinued operations	(1,203)	(2,394)
	(6,948)	(825)

Supplementary disclosures of cash flow information:

	2003 $	2002 $
Interest paid	1,063	1,298
Income taxes paid	400	3,784
Shares issued for services	38	211
Other equity issued in connection with private placements and acquisitions	4,278	1,525
Conversion of other equity into common shares - non-cash component	956	1,024
Conversion of other equity into contributed surplus	912	-

(in thousands of Canadian dollars)

18 Discontinued operations

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media business consisting of Gamesmania, a producer of an interactive entertainment E-Zine, Software Online, an E-tailer of software and video games and Elecplay.com Productions, a developer and producer of television and Internet contest. On April 17, 2002, the Company sold the assets of Elecplay.

In February 2001, the Company discontinued the operations of Operational Excellence Inc., an E-commerce solutions production and website developer.

As a result, at March 31, 2003 and 2002, the operations related to these businesses were accounted for as discontinued operations and have been segregated in the consolidated financial statements.

The results associated with the discontinued operations are summarized as follows:

			2003			2002
	Interactive Media $	Operational Excellence Inc. $	Total $	Interactive Media $	Operational Excellence Inc. $	Total $
Revenue	-	-	-	3,712	-	3,712
Loss from discontinued operations (1)	-	-	-	1,254	-	1,254
Loss on discontinuance of operations (2)	-	-	-	903	-	903
Discontinued operations	-	-	-	2,157	-	2,157
Cash and cash equivalents	-	-	-	-	26	26
Accounts receivable	-	-	-	77	-	77
Prepaids and other assets	-	-	-	-	17	17
Current assets of discontinued operations	-	-	-	77	43	120
Property and equipment	-	-	-	70	-	70
Long-term assets of discontinued operations	-	-	-	70	-	70
Accounts payable and accrued liabilities	-	101	101	9	148	157
Current portion of capital lease obligations	-	-	-	119	-	119
Current liabilities of discontinued operations	-	101	101	128	148	276
Provision for loss on discontinued operations	-	-	-	451	735	1,186

(1) 2002 - (net of tax) $647
(2) 2002 - (net of tax) $343

(in thousands of Canadian dollars)

19 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition.

b) Fair value of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of the financial instruments approximate their recorded amounts. The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate recorded amounts because of the short period to payment or receipt of cash.

20 Economic dependence

Approximately 30% (2002 - 36%) of the Company's purchases relate to products manufactured and published by one company.

21 Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

File No 82-34720

03 JUL -3 AM 7:21

FOR IMMEDIATE RELEASE **May 20, 2003**

HIP INTERACTIVE CORP. DELIVERS $11 MILLION IN NET EARNINGS AND 33% GROWTH WITH ANNOUNCEMENT OF FISCAL 2003 ANNUAL RESULTS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, including video games, PC games, accessories and movies, today announced results for its fiscal year ended March 31, 2003. Sales for fiscal 2003 were $361.3 million compared to $271.3 million for fiscal 2002, an increase of 33.2%. Gross margin increased from 9.9% for fiscal 2002 to 11.6% in fiscal 2003 as the Company has been successful in growing its higher margin businesses. While sales increased by 33%, the Company kept operating expenses flat to last year. Operating expenses, as a percentage of sales, decreased from 7.6% for fiscal 2002 to 5.6% for fiscal 2003. This was achieved largely as a result of the cost reduction initiatives instituted during early fiscal 2003. Net earnings grew to $11.0 million, or 22 cents per share, compared to a loss of $2.5 million or 6 cents per share for fiscal 2002.

"We could not be more pleased with our results for this fiscal year," said Arindra Singh, President and Chief Executive Officer of Hip. "We made a commitment to our shareholders to achieve between $10 and $11 million in net earnings and we have delivered on that commitment."

Mr. Singh added, "Over the last 18 months the Company has established a strategy for growth and creating shareholder value. This strategy included: (1) exiting non-performing businesses, (2) focusing on higher margin businesses, (3) pursuing cost reduction initiatives, and (4) improving working capital management. We have been successful in executing on all of these strategies. We have made significant progress over the past year and a half, and we believe that there is still considerable opportunity to create additional incremental shareholder value in fiscal 2004 and future years."

Sales of Hip Gear Triple & Publishing Business Booming

"We are particularly delighted with the growth in our Hip Gear and Publishing businesses," added Mr. Singh. "We have made significant progress in our Hip Gear accessories business as sales of Hip Gear branded accessories more than tripled from $1.9 million in 2002 to $6.2 million in 2003.

"In addition, sales in our Publishing business grew by more than five times from $2.6 million in 2002 to $14.4 million in 2003. To achieve this growth, we secured exclusive distribution rights for the North American market for 29 titles including *Duke Nukem: Manhattan Project*, *Divine Divinity*, *Marine Sharpshooter* and *American Conquest*. We also obtained an exclusive license to publish PC educational and productivity software under The Learning Company and Broderbund brands for the Canadian market.

We look forward to continued solid growth in both of these strategic higher margin business in 2004."

Company Overall

Mr. Singh concluded, "While we have accomplished our objectives for fiscal 2003, management and employees are focused on executing on our strategies and on delivering double digit earnings growth for fiscal 2004."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON TUESDAY, MAY 20, 2003 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. PARTICIPANTS CAN CALL 416-640-4127 (LOCAL) OR 800-814-3911 (LONG DISTANCE). THE AUDIO WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM — MEDIA — UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON MAY 27, 2003. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21000708#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games (Hip Games) and accessories (Hip Gear). The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,752,900 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheet

(in $ thousands)

		As at March 31	
		2003	2002
Assets	Current assets		
	Cash	$ 3,300	$ 637
	Accounts receivable	41,614	19,937
	Inventory	27,936	20,371
	Prepaids and other assets	4,860	2,212
	Future income taxes	680	3,381
	Current portion of notes receivable	362	486
	Current assets of discontinued operations	--	120
		78,752	47,144
	Notes receivable	615	1,405
	Property and equipment	7,884	6,393
	Future income taxes	430	1,797
	Goodwill	22,685	17,818
	Long-term assets of discontinued operations	--	70
		110,366	**74,627**
Liabilities	Current liabilities		
	Bank indebtedness	--	4,177
	Accounts payable and accrued liabilities	59,887	35,942
	Income taxes payable	2,379	77
	Current portion of capital lease obligations	1,017	1,271
	Current liabilities of discontinued operations	101	276
	Provision for loss on discontinued operations	--	1,186
		63,384	42,929
	Capital lease obligations	202	684
	Future income taxes	280	199
		63,866	43,812
Shareholders' Equity	Capital stock	39,508	38,162
	Other equity	6,031	3,621
	Contributed surplus	3,362	2,450
	Deficit	(2,401)	(13,418)
		46,500	30,815
		110,366	**74,627**

Hip Interactive Corp. – Consolidated Statement of Operations

(in $ thousands except per share amounts)	Years Ended March 31	
	2003	**2002**
Sales	$ 361,271	$ 271,326
Cost of sales	319,461	244,593
Gross profit	41,810	26,733
Selling, general and administrative expenses	20,380	20,678
Other expenses	416	5,148
Interest expense – net	1,313	1,621
Amortization of property and equipment	1,893	1,764
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Income taxes	6,791	(2,111)
Earnings (loss) from continuing operations	11,017	(367)
Loss from discontinued operations	--	(2,157)
Net earnings (loss) for the year	**11,017**	**(2,524)**
Earnings (loss) per share from continuing operations		
Basic	$0.22	$(0.01)
Diluted	$0.20	$(0.01)
Earnings (loss) per share from continuing and discontinued operations		
Basic	$0.22	$(0.06)
Diluted	$0.20	$(0.06)

Hip Interactive Corp. – Consolidated Statement of Cash Flows

(in $ thousands)

Cash provided by (used in)		Years Ended March 31 2003	2002
	Operating Activities:		
	Net earnings (loss) for the year	11,017	(2,524)
	Items not affecting cash:		
	Amortization of property and equipment	1,893	1,764
	Provision against notes receivable from PC At Home	604	--
	Future income taxes	4,149	(3,330)
	Writedown of property and equipment	--	2,015
	Writedown of portfolio investment	--	755
	Loss on sale of PC At Home	--	240
	Loss on sale of Microplay assets	--	478
	Other non-cash items	--	(77)
	Loss on discontinued operations	--	2,157
		17,663	1,478
	Net change in non-cash working capital balances	(6,948)	(825)
		10,715	653
	Financing Activities		
	Capital lease obligations	(736)	245
	Issuance of Common Shares – net of share issue costs	352	4,087
	Decrease in bank indebtedness	(4,177)	(1,581)
	Repayments from shareholders	--	(725)
	Decrease in minority interest	--	(225)
		(4,561)	1,801
	Investing Activities		
	Acquisition of Tévica Inc. – net of cash acquired	(603)	--
	Purchase of property and equipment	(3,421)	(2,022)
	Proceeds on sale of assets	153	205
	Repayments (issuance) of notes receivable	310	(1,891)
	Investing activities of discontinued operations	70	--
		(3,491)	(3,708)
	Increase (decrease) in cash	2,663	(1,254)
	Cash – Beginning of year	637	1,891
	Cash – End of year	3,300	637

Hip Interactive Corp. - Supplementary Information

Sales

in $ millions	Year ended March 31, 2003	Year ended March 31, 2002	$ Increase	% Increase
Video Games	$ 238.2	$ 211.2	$ 27.0	13%
PC Games*	46.4	35.7	10.7	30%
Movies**	44.8	5.7	39.1	686%
Publishing	14.4	2.6	11.8	454%
Hip Gear ***	9.2	9.6	- 0.4	-4%
Hip Coin	8.3	5.5	2.8	51%
Microplay	-	1.0	-1.0	-100%
	$ 361.3	**$ 271.3**	**90.0**	**33%**

* PC Games includes sales from Logistics Services business

** Movies business includes the results of Tévica Inc., acquired August 30, 2002

*** Hip Gear accessories business results include sales of proprietary Hip Gear accessories, bundled game software, and for the prior year, sales of value priced third party accessory merchandise.

Hip Gear Sales are comprised of:

In $ millions	2003	2002
Hip Gear accessories	6.2	1.9
Bundled software	3.0	5.1
3rd Party value priced accessories	-	2.6
	9.2	9.6

Pre-Tax Earnings from Continuing Operations

in $ millions	Year ended March 31, 2003	Year ended March 31, 2002	$ Increase
Video Games	$ 12.2	$ 4.9	$ 7.3
PC Games	4.0	3.7	0.3
Movies	1.2	(0.2)	1.4
Publishing	4.0	0.1	3.9
Hip Gear	0.5*	1.3	(0.8)
Hip Coin	(0.2)	(2.7)	2.5
Microplay	-	(1.5)	1.5
Corporate	(3.9)	(8.1)	4.2
	$ 17.8	**$ (2.5)**	**$ 20.3**

(*) includes $0.5 million cost of obtaining Comp USA as a customer.

Balance Sheet Ratios

	as at March 31, 2003	2002
Days sales in Accounts Receivable	46 days	35 days
Days purchases in Accounts Payable	68 days	50 days
Inventory Turnover	11.5 times	11.4 times

File No 82-34720

03 JUL -3 7:21

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Hip Interactive Corp.

Participation Fee for the Financial Year Ending: March 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		51,565,816	
Simple average of the closing price of that class or series as of the last trading day *of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of* the Rule)	X	0.75	
Market value of class or series	=	$38,674,362	
			$38,674,362(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$38,674,362
Total fee payable in accordance with Appendix A of the Rule			$2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

File No: 82-34720

03 JUL -3 AM 7:21

HIP INTERACTIVE CORP.

ANNUAL INFORMATION FORM

In respect of the fiscal year ended

March 31, 2003



June 11, 2003

TABLE OF CONTENTS

Documents Incorporated by Reference:

The following documents or portions thereof, as indicated, are incorporated by reference into and form part of this Annual Information Form ("AIF"):

(a) Management's Discussion and Analysis ("MD&A") contained in the Annual Report of the Corporation for the fiscal year ended March 31, 2003 (the "Annual Report") in its entirety;

(b) Specific portions of the Annual Report and the Corporation's Management Information Circular (the "Management Information Circular") dated June 11, 2003 prepared in connection with the Annual Meeting of Shareholders to be held on July 31, 2003. Those portions of the Annual Report and Management Information Circular not so incorporated by express reference do not form part of this AIF; and

(c) The Corporation's consolidated audited financial statements for the year ended March 31, 2003 contained in the Annual Report.

Comments Regarding Figures Contained in this Document

In this AIF, all references to specific years are references to the 12-month fiscal year ended March 31, 2003, the 12-month fiscal year ended March 31, 2002, the 15-month fiscal year ended March 31, 2001 or, in the case of 1999, December 31. All references to "$" or "dollars" are references to Canadian dollars unless otherwise specified.

Information Obtained from Public Sources

Certain of the information contained in this AIF has been obtained from publicly available information from third party sources. The Corporation has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Corporation has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this AIF constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. The Corporation does not intend, and does not assume any obligations, to update these forward-looking statements.



CORPORATE STRUCTURE

Name and Incorporation

Hip Interactive Corp. ("Hip" or the "Corporation") was formed by the amalgamation on December 10, 1999 of Hip Interactive Corp. ("Predecessor Hip"), a private company formed under the laws of the Province of Ontario and ASI Internet Inc. ("ASI"), a then inactive public company formed under the laws of the Province of Ontario.

Predecessor Hip was incorporated on July 13, 1999. ASI was incorporated on December 21, 1995 as Arizuma Silver Inc. By articles of amendment dated October 13, 1999, the name Arizuma Silver Inc. was changed to ASI Internet Inc. Prior to 1999, ASI was engaged in the exploration and development of mineral resource properties. In December 1999, contemporaneous with the completion of the reverse take-over of ASI, Hip completed the acquisition of six companies, namely Gamesmania Inc., Software Online Inc., Softek International Inc., Operational Excellence Inc., Microplay Entertainment & Video Centres Inc. and Microplayground Entertainment Inc. In addition, upon the completion of the acquisition of such companies, Hip completed a $16.09 million private placement financing.

Commencing December 20, 1999, Hip's common shares began visible quotation on the Canadian Dealing Network Inc., a former trade reporting and quotation system for over-the-counter trading in Ontario (now forming part of the TSX Venture Exchange). On May 3, 2000, Hip's common shares became listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the trading symbol HP.

Hip is one of North America's largest distributors of electronic entertainment, including PC and video game software, video game consoles and accessories, movies and video arcade games. The Company sells electronic entertainment products to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing (software), and (6) Hip Coin (operator and distributor of coin-operated games).

The registered and executive offices of the Corporation are located at 240 Superior Boulevard, Mississauga, Ontario L5T 2L2.

Intercorporate Relationships

The following chart sets forth the names of the Corporation's subsidiaries, their respective jurisdictions of incorporation and the Corporation's percentage of voting and equity interest therein, as of March 31, 2003. Unless otherwise indicated herein, the term the "Corporation" means collectively the Corporation and its subsidiaries.


HIP INTERACTIVE CORP.
(Ontario)
100%
100%
100%
100%
Hip Interactive Inc.
(Ontario)
Hip Interactive USA, Inc.
(Delaware)
Hip Coin Inc.
(Ontario)
9078-8803 Quebec Inc.
(Quebec)
100%
100%
Microplay Interactive Franchising, Inc.
(Delaware)
Tévica Inc.
(Federal)

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate History

The Corporation was formed in July 1999 and, through a series of strategic acquisitions completed in December 1999 (reference is made to the section entitled "Corporate Structure - Name and Incorporation", above), is now a leading provider of electronic entertainment and, prior to March 31, 2002, operated in three principal segments: Distribution, Retail and Interactive Media. Hip's distribution ("Distribution") activities consisted of the reselling of PC games and video game hardware, software and accessories. Hip's retail ("Retail") business was comprised of the operation of location-based entertainment centres (or coin-operated games) and, prior to January 8, 2002, the franchising of Microplay video stores. The Corporation discontinued its Interactive Media operations (carried on through its former subsidiaries, Elecplay.com Productions Inc., Gamesmania Inc. and Software Online Inc.) as of March 31, 2002 and on January 8, 2002 sold its Canadian franchise assets of Microplay Entertainment & Video Centres Inc. to Jumbo Entertainment Inc.

The Corporation sells electronic entertainment products to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing (software) and (6) Hip Coin (operator and distributor of coin operated games).

Hip has effected numerous amalgamations of its subsidiary companies since its inception, principally to streamline operations, reduce costs and access tax losses where applicable. These amalgamations consist of:

(a) On January 1, 2001, SJS Group Ltd. (which company was acquired on March 24, 2000) was amalgamated with Phoenix Home Entertainment Inc. (which company was acquired on June 30, 2000) to form the amalgamated entity SJS Group Ltd.;

(b) On April 1, 2001, SJS Group Ltd., Softek International Inc., Gamesmania Inc., Software Online Inc. and Microplay.com Inc. were amalgamated to form the amalgamated entity Hip Interactive Canada Inc. (now called Hip Interactive Inc.);

(c) On October 9, 2001, Operational Excellence Inc. was amalgamated into Hip Interactive Canada Inc. (now called Hip Interactive Inc.); and

(d) On April 1, 2002, Elecplay.com Productions Inc. and 1456094 Ontario Limited (formerly Microplay Entertainment & Video Centres Inc.) were amalgamated into Hip Interactive Canada Inc. (now called Hip Interactive Inc.).

During the fall of 2001, the management structure at Hip was substantially restructured. Such restructuring changes included the appointment of Mr. Arindra Singh, who had previously been a consultant to Hip, as the President and Chief Executive Officer of the Corporation. Mr. Singh replaced Mr. Morey Chaplick, who had been the Chief Executive Officer of the Corporation from December 1999 and Mr. David Hill, who had been the President of the Corporation from December 1999. At the same time, the Corporation appointed its current Chief Financial Officer, Mr. Peter Lee.

In March 2002, the Corporation consolidated its head office location, formerly located at 99 Ingram Drive, Toronto, Ontario with the offices of its main operating subsidiary, Hip Interactive Inc., located at 240 Superior Boulevard, Mississauga, Ontario.

Significant Acquisitions and Significant Dispositions

The Corporation completed the following dispositions and acquisitions during its fiscal year ended March 31, 2003.

Sale of Assets of Elecplay.com Productions, Inc.

On April 17, 2002, the Company sold the assets of Elecplay.com Productions, Inc., the Company's television production business, for $70,000. The remaining operations were closed by June 30, 2002.

Acquisition of Tévica Inc.
On August 30, 2002, the Company acquired Tévica Inc., a Montreal-based, privately held distributor of VHS and DVD movies. The Company purchased all the outstanding shares of Tévica in an all-cash deal for $3.2 million, with approximately half of the purchase price consideration payable on an earn-out basis over the next three years.

Trends
The launch of the new video game platforms typically begins in the Japanese market and continues to the North American market. Generally, the hardware launch is followed by an increase in the sale of software and accessories, which yield higher margins. The industry is presently entering the mid-life stage of its cycle, since the current generation consoles launched Summer 2001 (Nintendo's Game Boy Advance), Fall 2001 (Nintendo's Game Cube and Microsoft's Xbox) and Fall 2000 (Sony's PlayStation2). Industry analysts anticipate this portion of the cycle to experience 10% growth versus the 20% growth it enjoys during its initial stage. Industry experts expect a new generation of consoles to launch in 2004 and 2005.

Seasonality
Typically, the weakest period for the Corporation is the first six months of its fiscal year, being the period from April 1 to September 30. The Corporation records a large volume of its sales in the last six months of its fiscal year from October 1 to March 31. This is due to the fact that many of its products are purchased for the year-end holiday season. During the year ended March 31, 2003, the Corporation's breakdown of sales per quarter was as follows:

First Quarter ended June 30	$	54.1 million
Second Quarter ended September 30	$	80.6 million
Third Quarter ended December 31	$	151.4 million
Fourth Quarter ended March 31	$	75.2 million

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Principal Products
Hip is a leading North American distributor of electronic entertainment. For fiscal 2003 Hip, through its various subsidiaries, was engaged in the wholesale distribution of video games, video game accessories, PC games, video game hardware, VHS and DVD movies and the operation of video arcades. Hip uses its core business of PC and video game distribution to leverage into higher margin, higher growth areas of the electronic entertainment industry.

During the 12-month period ended March 31, 2003, the Corporation operated under the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing (software), and (6) Hip Coin (operator and distributor of coin operated games).

The Corporation's Video Games Division, based in Mississauga, Ontario, distributes video game products (consoles, software and accessories) from Sony, Microsoft and Nintendo and is the primary video game supplier for all licensed publishers. The Video Games Division has logistics and fulfilment agreements with national and independent retailers across Canada, and maintains distribution facilities in Mississauga, Ontario and Montreal, Quebec.

The Corporation's PC Games Division, based in Stratford, Ontario, is a full line distributor of PC and Mac entertainment software. The PC Games Division carries front-line product and value-priced product from the leading publishers and vendors in the industry.

The Corporation's Movies Division distributes movies from all the major movie studios, including Columbia TriStar, The Walt Disney Company (Buena Vista Home Entertainment), Universal Studios, Warner Brothers (Warner Home Video), Twentieth Century Fox, MGM Home Entertainment and Paramount Pictures, as well as a variety of independent publishers. Hip leveraged its existing distribution infrastructure to become a major presence in the Home Video Distribution business, supplying DVD and VHS movies to retailers across Canada, with distribution centres in Montreal, Toronto and Vancouver.

Hip Gear™ is Hip's proprietary line of video game accessories for all video game consoles. *Hip Gear™* video game accessories are designed to blend innovation and creativity to provide high quality, value-priced accessories for all leading game consoles. *Hip Gear™* is carried throughout North America in such leading video game retailers as EB Games, CompUSA, GameStop, Fry's Electronics, KBtoys.com, Target.com, Future Shop, Radio Shack, Blockbuster, Zellers (Canada) Wal-mart Canada and Toys R Us (Canada). In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

Hip's North American Publishing business capitalizes on the Company's existing distribution infrastructure to move up the video game supply chain. Hip has distribution and licensing arrangements with publishers and developers from around the world, including CDV, Groove Publishing, ARUSH Entertainment, The Learning Company, Broderbund, LSP, Eidos, Infogrames and Microids. The licenses give Hip the right to publish and/or distribute PC and video game titles in North America.

Hip Coin manages coin-operated video game arcades in various movie theatres and location-based entertainment facilities across Canada. Hip Coin also operates the rental and distribution of coin-operated machines. Hip Coin is a distributor for major manufacturers including Sega, Namco, Simaction and JVL and has been named to administer the EA Sports PGA Tour online tournament for Canada.

Reference is made to the Annual Report, including MD&A contained therein, for a more detailed discussion of the Corporation's individual business divisions.

The chart below sets out the revenues derived from each business unit for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002.

	For the fiscal year ended March 31, 2003		**For the fiscal year ended March 31, 2002**	
in $000s	**Sales**	**% of Total Sales**	**Sales**	**% of Total Sales**
Video games	$ 238,246	66%	$ 211,216	78%
PC games	46,362	13%	35,650	13%
Movies	44,778	12%	5,691	2%
Publishing	14,372	4%	2,614	1%
Hip Gear	9,242	3%	9,579	4%
Hip Coin	8,271	2%	5,548	2%
Microplay	--	--	1,028	0%
TOTAL	$ 361,271	100%	$ 271,326	100%

Reference is made to the section entitled "Management's Discussion and Analysis" on page 14 of the Annual Report in respect of the breakdown of revenues between the divisions, which section is incorporated by reference herein.

Competitive Conditions in the Principal Markets

Hip faces competition from other companies that supply similar products to those supplied by Hip, through similar distribution channels. The market for electronic entertainment products, which are the primary products distributed by Hip, is very competitive and is characterized by rapid technological change, evolving

industry standards, and frequent product introductions and enhancements. The video game industry, in the opinion of management of Hip, is in the mid-life stage of the current platforms life cycle. Based on platform life-cycle history, 2004 is expected to represent the peak sales for current generation systems. It is also likely that next generation platforms will launch in 2004 and 2005.

Cyclical and Seasonal Nature of Business

Hip's primary Distribution business is characterized by seasonal sales patterns whereby Hip records a substantial component of its yearly revenues in its third quarter ended December 31. See also the discussion under the heading "Trends" contained elsewhere herein.

Number of Employees

As at March 31, 2003, the Corporation and its subsidiaries had 257 employees of which approximately 13 were head office employees, 83 were involved in the Video Games Division, 45 were involved in the PC Games Division, 90 were involved in the Movies Division, 8 were involved in the Hip Gear Division and 18 were involved in the Hip Coin Division. Employees involved in the Publishing Division overlap the Video Games Division and PC Games Division.

Reorganization

In order to streamline operations, cut costs and to access available tax losses, Hip has effected a number of amalgamations of its former operating entities, the principal amalgamations of which are described under the heading "Corporate History". In April 2002, Hip closed its former head office premises located at 99 Ingram Drive, Toronto, Ontario and integrated its head office functions into Hip Interactive Inc.'s Mississauga premises. To facilitate same, the Corporation effected leasehold improvements to its Mississauga premises in order to accommodate additional head office personnel.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial information has been derived from the audited financial statements of the Corporation for the 15-month period ended March 31, 2001, the 12-month period ended March 31, 2002 and the 12-month period ended March 31, 2003. In fiscal 2001, Hip made the decision to change its fiscal year end to March 31 in order to more accurately reflect industry practice.

	Period from:		
	April 1, 2002 to March 31, 2003 ($000)	**April 1, 2001 to March 31, 2002 ($000)**	**January 1, 2000 to March 31, 2001 ($000)**
Sales	361,271	271,326	193,956
Earnings (loss) from continuing operations	11,017	(367)	946
per common share (basic)	0.22	(0.01)	0.02
per common share (diluted)	0.20	(0.01)	
Net earnings (loss)	11,017	(2,524)	(3,464)
per common share (basic)	0.22	(0.06)	(0.09)
per common share (diluted)	0.20	(0.06)	
Total assets	110,366	74,627	83,765
Total long term financial liabilities	482	883	2,185
Dividends	nil	nil	nil

The above information should be read in conjunction with the MD&A referenced herein and the consolidated financial statements and the accompanying notes, particularly in respect of the factors affecting the comparability of the data.

Effective April 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accounts Handbook Section 3062 with respect to accounting for goodwill. Under the new standard,

goodwill is no longer to be amortized but is to be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on an analysis of profitability projections by reporting unit and the associated underlying fair values.

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation recommends that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value method, or not to account. However, if the intrinsic method or no accounting method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company has chosen not to account for stock options. Accordingly, no compensation cost is recorded in the accounts for its stock option plan and the requisite pro forma disclosures are made. Proceeds arising from the exercise of stock options are credited to share capital.

Dividends

The Corporation has not declared any dividends on its shares. The board of directors of the Corporation does not currently anticipate paying any dividends on the common shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Corporation deems relevant. In addition, under the terms of the Corporation's credit facility with Congress Financial Corporation (Canada), the Corporation is prohibited from paying dividends without the prior written consent of Congress Financial Corporation (Canada).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Form 44-101F2 Disclosure

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 14 through 23 of the Annual Report, which section is incorporated herein by reference.

MARKET FOR SECURITIES

The common shares are listed and posted for trading on The Toronto Stock Exchange and trade under the stock symbol "HP".

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth the names, positions, municipalities of residence, and the respective security holdings of the directors and officers of the Corporation as of June 11, 2003.

Name and municipality of residency	Position with the Corporation	Director since	Common Shares held	Percentage shareholding (%)
JOSEPH H. WRIGHT[1][2] Toronto, Ontario	Chair of the Board of Directors	August 2002	24,000	0.04%
PETER J. COOPER[1][2] Toronto, Ontario	Director	October 2002	20,000	0.04%
THOMAS FENTON Mississauga, Ontario	Director	December 1999	28,750	0.05%
CHRISTOPHER GILBERT[2] San Francisco, California	Director	October 2002	nil	0.00%
RICHARD B. GROGAN[1] Sarnia, Ontario	Director	August 2002	20,000	0.04%
MARK RIDER Toronto, Ontario	Director	September 2000	879,854	1.56%
ARINDRA SINGH Toronto, Ontario	Director & Chief Executive Officer & President	August 2002	311,500	0.55%
PETER LEE Toronto, Ontario	Chief Financial Officer & Secretary	n/a	10,000	0.02%
OLIVER BOCK Richmond Hill, Ontario	Vice-President	n/a	10,000	0.02%
GABRIELLE CHEVALLIER Oakville, Ontario	Vice-President	n/a	20,000	0.04%
RONALD GRIMARD Mont St-Hilaire, Quebec	Vice-President	n/a	25,000	0.04%
JACK LAMBA Montreal, Quebec	Vice-President	n/a	3,963,615	7.01%
STAN SAMOLE Toronto, Ontario	Vice-President	n/a	1,467,846	2.60%
PREET (SANJAY) SINGH Montreal, Quebec	Vice-President	n/a	4,026,114	7.12%
PETE YOUNG Sebringville, Ontario	Vice-President	n/a	356,250	0.63%
TOTAL			**11,090,179**	**19.61%**

(1) These individuals serve on the Audit Committee.
(2) These individuals serve on the Corporate Governance & Compensation Committee.

Each of the directors and executive officers of Hip has been engaged in his princ ipal occupation indicated above for the preceding five years, except as indicated in the following summaries of the background of each of the individuals:

Joseph H. Wright, Chairman and Director. Mr. Joseph Wright is currently the Managing Partner of Barnagain Capital, an investment company. From October 1997 to February 2001, Mr. Wright was a Managing Partner of Crosbie & Company Inc., a specialty investment-banking firm providing advice to mainly mid-sized private companies and from January 1999 to November 1999, Mr. Wright was also the Non-Executive Chairman of Alert Care Corporation. From April 1995 to July 1997, Mr. Wright was the President and Chief Executive Officer of Swiss Bank Corporation (Canada) and, from 1986 to 1994, Mr. Wright was the Vice-Chairman and a Director of Burns Fry Limited. Mr. Wright sits on the Board of a number of public and private companies including Loblaw Companies Limited, President's Choice Financial Bank, Call Net Enterprises Inc., Bluewater Power Distribution Corporation and Alert Holdings Corporation. Mr. Wright is also a Trustee and Chairman of O&Y Reit as well as a member of the Board of Governors of The Renaissance Funds. Mr. Wright became a director of Hip and its Chairman effective August 22, 2002.

Peter Cooper, Director. Mr. Cooper is currently Chairman of Cedara Software Corp. (a position to which he was appointed September 12, 2002), serves on boards of other public and private companies and at the Harvard Business School, and advises investors and boards on corporate development issues. From 2000 to 2002, he was President of Chapters.Indigo Online. From 1997 to 2000, Mr. Cooper was a Partner with Pratzer & Partners Inc., consultants in executive search and human capital development. From 1984 to 1997 he practiced as a management consultant in strategy, organization and human capital development, first as co-founder of Paradigm Consulting and later through his own firm, P.J. Cooper & Company, Inc. Mr. Cooper became a director of the Corporation on October 18, 2002.

Christopher Gilbert, Director. Since April 2000, Mr. Gilbert has been the Executive Vice-President of Sales, Marketing & Operations of Sega of America, Inc., the American arm of Tokyo-based SEGA Corporation, a $3.5 billion corporation by market capitalization, recognized as a worldwide leader in interactive entertainment. Prior thereto, from 1998 to 2000, he was the Senior Vice-President of Sales for Sega of America, Inc. From 1992 to 1998, Mr. Gilbert was with Altec Lansing Technologies, a leading manufacturer and marketer of high quality computer and home entertainment sound systems, as the Vice-President of Sales for the Multimedia Division and then as the Senior Vice-President of Sales and Marketing. Mr. Gilbert became a director of the Corporation on October 18, 2002.

Richard B. Grogan, Director. Mr. Grogan currently sits on the Board of Directors of Bluewater Power Distribution Corporation, Baytech Plastics Inc. (formerly Waltec Plastics Limited) and Sarnia Community Foundation and, until April 2003 when it ceased being a public company, he also sat on the Board of Emco Limited. From 1997 to 2000, Mr. Grogan was the Executive Vice-President and Chief Financial Officer of Emco Limited, a London, Ontario based wholesale distribution and building products company with sales of approximately $1.3billion, and from 1989 to 1997 was Vice-President of Finance and Chief Financial Officer for Emco. Prior thereto, from 1977 to 1989, Mr. Grogan was with Polysar Limited, a Sarnia, Ontario based company with sales of approximately $2.5 billion, where he held several financial positions, the last two years holding the position of Vice-President of Finance and Administration. Mr. Grogan articled with Coopers & Lybrand and received his CA designation in 1966. Mr. Grogan became a director of Hip on August 22, 2002.

Thomas A. Fenton, Director. Mr. Fenton is a partner with the law firm of Aird & Berlis LLP. Prior to joining Aird & Berlis in June 1997, Mr. Fenton was a partner at another major Canadian law firm and prior thereto, an associate with such firm. His practice encompasses corporate and securities law. Mr. Fenton has been a director of Hip since December 10, 1999.

Mark Rider, Director. Mr. Rider created The Rider Travel Group in 1982, with the vision of servicing the needs of business travelers while managing a corporation's travel budget. Focusing solely on the needs of the corporate travel sector, Mr. Rider created a company that grew from modest billings of $1 million in 1982 to over $600 million in 1999. During the past five years, through his holding company, The Rider Group Inc., Mr. Rider has created and/or fostered a number of new businesses in the fields of entertainment, technology and travel. Mr. Rider has been a director of Hip since September 21, 2000.

Arindra Singh, Director, President & Chief Executive Officer. From June 2001 until October 11, 2001, Mr. Singh had been engaged as a consultant to Hip. On October 11, 2001, Mr. Singh was appointed the President & Chief Executive Officer of the Corporation. Mr. Singh has over 17 years of experience in managing growth, integrating businesses and developing corporate strategies. From 2000 to 2001, Mr. Singh was the Chief Financial Officer of Tiercon Industries Inc., an automotive parts supplier. Prior thereto, Mr. Singh was, from 1998 to 1999, a consultant for Hudson's Bay Company. Prior thereto, from 1997 to 1998, Mr. Singh was the Chief Financial Officer of K-Mart Canada Co. Mr. Singh was made a Fellow of the Institute of Chartered Accountants in England and Wales while working at Price Waterhouse in London, England. Mr. Singh became a director of the Corporation on August 22, 2002.

Peter Lee, Secretary and Chief Financial Officer. Mr. Lee, a Chartered Accountant, was appointed Chief Financial Officer of Hip on October 11, 2001. From 1997 to 2001, he was with Hudson's Bay Company where he served as both Director of Financial Planning and Director of Special Projects. From 1992 to 1997, he worked with Colour Your World Corp. as Corporate Controller and from 1982 to 1992 he was the Manager, Business Advisory Services for Price Waterhouse where he serviced diverse clients in many industries, including retail, consumer electronics distribution, transportation and manufacturing.

Oliver Bock, Vice-President. Mr. Bock is the Executive Vice-President Sales, Video Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Bock was an Executive Vice-President of SJS Group, a division of Hip Interactive Inc. since September 1, 2000. Prior thereto, from 1999 to 2000, he was with RWK Marketing Ltd as its Vice-President of Sales. From 1996 to 1999, he was Vice-President of Sales of the Game Division at Beamscope. From 1988 to 1996, Mr. Bock was a partner of GTS Acquisitions Ltd., which grew to become Canada's largest video game distributor in 1996 when it was sold to Beamscope. Mr. Bock has over 15 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Gabrielle Chevalier, Vice-President. Ms. Chevalier is the Executive Vice-President, Operations, Video Games of Hip Interactive Inc., a position she has held since April 1, 2002. Prior thereto, Ms. Chevalier was an Executive Vice-President of SJS Group, a division of Hip Interactive Inc., from September 1, 2000. Prior thereto, from 1999 to 2000, she was President of RWK Marketing Ltd. a manufacturers representative for Capcom, one of the premier game manufacturers. From 1996 to 1999, Ms. Chevalier was President of the Game Division at Beamscope. From 1987 to 1996, Ms. Chevalier co-founded and was President of GTS Acquisitions Ltd., which grew to become Canada's largest video game distributor in 1996 when it was sold to Beamscope. Ms. Chevalier has over 15 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Ronald Grimard, Vice-President. Mr. Grimard is the President of Tévica Inc., a Montreal-based distributor of VHS and DVD movies, which was acquired by Hip Interactive in August 2002. Mr. Grimard, a chartered accountant by profession, has been President of Tévica since he acquired the company in April 1990. Mr. Grimard became a Vice-President of the Corporation effective August 30, 2002.

Jatinder (Jack) Lamba, Vice-President. Mr. Lamba is the Executive Vice-President Purchasing, Video Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Lamba co-founded and was the Chief Executive Officer of SJS Group, a division of Hip Interactive Inc., acquired in March 2000. Prior to Hip's acquisition of SJS, Mr. Lamba was a senior officer and director of SJS and its predecessor companies. Mr. Lamba has over 10 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Stan Samole, Vice-President. Mr. Samole is the Executive Vice-President Business Development of Hip Interactive Inc., a position he has held since April 1, 2002. Mr. Samole joined SJS Group as a minority partner in September 1998, which was purchased by Hip in March 2000. Prior thereto, he was former owner of Fidelity Electronics, which was purchased by Standard Broadcasting in 1994. Mr. Samole also served as founding chairman of the Canadian Interactive Digital Software Association. Mr. Samole has over 25 years experience in the consumer electronics industry and became a Vice-President of the Corporation effective April 1, 2002.

Preet (Sanjay) Singh, Vice-President. Mr. Singh is the Executive Vice-President Administration, Video Games of Hip's operating subsidiary, Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Singh co-founded and was the Chief Operating Officer of SJS Group, a division of Hip Interactive Inc. acquired in March 2000. Mr. Singh has over 10 years experience in the electronic entertainment industry. Mr. Singh became a Vice-President of the Corporation effective April 1, 2002.

Pete Young, Vice-President. Mr. Young is the Executive Vice-President and General Manager, PC Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Young was the President of Softek International, a division of Hip Interactive Inc. since December 9, 1999, the date on which Hip acquired the shares of Softek International. Mr. Young has over 8 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip, is, within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold its assets, except for Thomas A. Fenton, a director of Hip, who was a director of Talisman Enterprises Inc., a company that filed an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) in February 2001.

Penalties or Sanctions

No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip has (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation, or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority, or (b) been subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manger, or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

There are no known existing or potential material conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation. For a description of the interests of certain officers and directors of the Corporation in material transactions conducted by the Corporation, reference is made to the heading "Interest of Management and Others in Material Transactions" contained at page 11 of the Management Information Circular.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Information Circular dated June 11, 2003. Additional financial information, including audited comparative consolidated financial statements for the year ended March 31, 2003, is provided in the Annual Report to Shareholders.

The Company will provide to any person, upon request to the Secretary of the Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities,

   (i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form,

   (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

   (iii) one copy of the proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(2) at any other time, one copy of any other documents referred to in (1) (i), (ii) and (iii) above, provided the issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Copies of the above information may be obtained upon request from the Company's Director of Corporate Communications at the following address:

Ms. Jennifer Lee
Director of Corporate Communications
Hip Interactive Corp.
240 Superior Boulevard
Mississauga, Ontario L5T 2L2

FOR IMMEDIATE RELEASE **June 24, 2003**

HIP INTERACTIVE CORP. BUSINESS GROWING WELL WITH NEW DEALS FOR HIP GAMES™

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today a number of new deals for its Hip Games™ publishing division.

Hip's proprietary games division, Hip Games™, recently signed an agreement with L.S.P. (www.lspgames.com) to co-publish and exclusively distribute 14 titles in North America. The deal includes LSP games for PlayStation, as well as upcoming titles for PlayStation2, XBox, Game Boy Advance and PC, due to release over the next twelve months. The titles for release include *CT Special Forces*, a 2D action shooting game for GBA that was unanimously praised by critics; *Sitting Ducks*, a mission-based platform game based on a current Universal Studios key license directed at kids aged 6 to 12; *Rebels: Prison Escape*, a strategic PC game that will appeal to core gamers; and *The Mummy*, the game based on Universal Studios's animated cartoon TV series.

In addition, after only nine months of distributing Riverdeep plc titles, which include all Broderbund and The Learning Company titles, Hip Games™ has extended that agreement to five years. Hip currently has 70 active Broderbund SKUs and 80 active TLC SKUs. It is anticipated that about 75 new SKUs will be added per year between the two brands.

Finally, Hip Games™ signed a five-year exclusive licensing agreement to publish the PC version of Namco's successful *Dead to Rights*™ game, the console versions of which sold a total of over 1 million units. *Dead to Rights*™ is an intense, action thriller featuring model Grant City officer, Jack Slate, who's been framed for murder and seeks revenge on those who have killed his father and set him up. What Slate discovers during his journey sends him on a downward spiral into a labyrinth of corruption, betrayal and crime. Hip Games™ anticipates the release of the PC version in fall 2003.

The total value of these three deals will help the Hip Games division reach its sales target of about $25 million for fiscal 2004, up from $14.4 million for fiscal 2003.

"Our Publishing Division is making significant headway in the market," said Arindra Singh, President and CEO of Hip Interactive. "After only a year of publishing games, we are expanding our product offerings to include even more console and PC titles over the next fiscal year. As this division continues to grow and add quality titles and brands like *Sitting Ducks, The Mummy, TLC, Broderbund* and *Dead to Rights*, we will continue to demonstrate to the market that Hip isn't just here to play – we are here to succeed."

About The Learning Company and Broderbund

The Learning Company develops edutainment (educational entertainment) titles for such lines as Carmen Sandiego, Cluefinder, Powerpuff Girls and Scooby-Doo. Broderbund is a leading worldwide publisher of productivity and rich media software with more than 40 million users of such brands as Mavis Beacon, The Print Shop®, PrintMaster®, 3D Home Architect®, and Family Tree Maker®. The Broderbund brand also includes software products for creating, managing and sharing rich media content such as photos, video editing and music. Broderbund also carries utility, Bible-based and legal software in its full array of products for your computer.

About Namco Hometek Inc.

Namco Hometek Inc. is the U.S. consumer division of Namco Limited, a Tokyo-based world leader in the high-tech entertainment industry. Committed to providing the ultimate entertainment experience, Namco uses cutting-edge technology and advanced electronics to take their theme parks, arcades, and home video games far beyond traditional entertainment.

About Hip Games
Hip Games provides unique Exclusive Distribution and Publishing opportunities to publishers and developers from around the world, in both PC and console formats. Large enough to reach almost every major North American retailer, but small enough to work intimately with its business partners, Hip Games always comes to play.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games, and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 56,711,843 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com